Exhibit 99.2

CURALEAF HOLDINGS, INC.

Amended and Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations

As of and for the Three Months Ended

March 31, 2022 and 2021

As Amended and Restated

(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Notice to Reader

Curaleaf Holdings, Inc. (the “Company”, "Curaleaf" or the "Group") has restated its audited annual consolidated financial statements for the three and twelve months ended December 31, 2021 (the “Financial Statements”), the three months ended March 31, 2022, the three and six months ended June 30, 2022, and the three and nine months ended September 30, 2022, which were previously filed on SEDAR and EDGAR (the “Interim Financial Statements”). Subsequent to the original issuance of the Financial Statements and Interim Financial Statements, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), with the assistance of outside counsel and consultants and in discussion with the Company’s auditors, conducted a review of certain purchases and sales of products through the Company’s wholesale channel to determine whether they had commercial substance, and to confirm the timing and appropriateness of the recognition of revenue from those transactions. Further to this review, the Company has determined that it will make adjustments to the revenue figures reported in the previously mentioned financial statements periods. Errors have been corrected in the amended and restated audited annual consolidated financial statements for the three and twelve months period ended December 31, 2021 as well as in the amended and restated unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022, the three and six months ended June 30, 2022, and the three and nine months ended September 30, 2022. For more details, see Note 22 – Restatement in the amended and restated unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 filed in conjunction with this MD&A on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

As a result of these adjustments, the following adjustments were made to the management’s discussion and analysis of financial condition and results of operation for the three months ended March 31, 2022 as previously filed (the "Prior MD&A"):

(i)	In the “Selected financial Information” sections, revenues and the associated cost of goods sold, inventory, and accounts receivables (as well as the flow-through impacts to gross profit, net income, and other applicable items) were updated due to the review discussed above. Relevant variance explanations were also updated as applicable.

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(ii)	In the “Summary of Quarterly Results” sections, revenues and the associated cost of goods sold, inventory, and accounts receivables (as well as the flow-through impacts to gross profit, net income, and other applicable items) were updated due to the review discussed above. Relevant variance explanations were also updated as applicable.

(iii)	In the “Restatement” section, description, context and events leading up to the restatement of the financial statements for the three months ended March 31, 2022 were added.

(iv)	In the “Critical Accounting Estimates – COVID-19 estimation uncertainty” section, language was updated to reflect impact of COVID since March 31, 2022.

Except as described above, this amended and restated management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2022 (this "MD&A") does not differ from the Prior MD&A. Other than as described above, the Company has not updated this MD&A to reflect any events that occurred subsequent to May 10, 2022, being the effective date of the Prior MD&A.

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AMENDED AND RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Amounts in thousands, except share and per share amounts)

This amended and restated management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. (the “Company” or “Curaleaf”) is for the three months ended March 31, 2022 and 2021 prepared as of May 10, 2022, as amended and restated May 1, 2023 to reflect the issuance of the amended and restated unaudited condensed interim consolidated financial statements as described above. It is supplemental to, and should be read in conjunction with, the Company’s amended and restated unaudited condensed interim consolidated financial statements and the accompanying notes for three months ended March 31, 2022 and 2021. For the purposes of this MD&A, the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Additional information regarding Curaleaf, including its current annual information form, is available on the Company’s website at www.curaleaf.com or through the SEDAR website at www.sedar.com. The Company’s interim financial statements have been prepared in compliance with International Accounting Standard 34 - Interim Financial Reporting. The Company followed the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements of the Company for the year ended December 31, 2021. Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“$” or “US$”), unless otherwise indicated. Unless otherwise indicated, the information contained in this MD&A is current as of March 31, 2022.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators and Staff Notice 51-352 (Revised) – Issuers with US Marijuana Related Activities (“Staff Notice 51-352”).

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and U.S. securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; expectations for the effects of novel coronavirus (“COVID-19”) on the business’ operations and financial condition; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Canadian Securities Exchange (“CSE”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: business structure risks; the Company’s status as a holding company; the absence of a dividend record; the concentrated voting control of the Company; risks relating to sales of substantial amounts of SVS (as defined herein); market volatility; liquidity risks; legal and regulatory risks inherent in the cannabis industry; financing risks related to additional financing and restricted access to banking; general regulatory and legal risks including risk of civil asset forfeiture; risks relating to anti-money laundering laws and regulations; risks relating to the lack of access to U.S. bankruptcy protections; the risk of heightened scrutiny by regulatory authorities; risk of legal, regulatory or political change; general regulatory and licensing risks; risks relating to limitations on ownership of licenses; risks relating to regulatory actions and approvals from the Food and Drug Administration and risks of litigation; increased costs as a result of being a public company; newly established legal regimes; the risk relating to enforcement of judgements outside Canada; environmental risks including environmental regulation and unknown environmental risks; general business risks including risks related to the COVID-19 pandemic; the Company’s possible failure to complete acquisitions; risks related to the senior secured debt facility; of the Company; risks related to service providers; risks relating to the enforceability of contracts; risks relating to the resale of the Company’s subordinate voting shares (“SVS”) on the CSE; the Company’s reliance on the expertise and judgment of senior management of the Company, and its ability to retain such senior management; risk relating to the concentrated voting control of the Company’s Executive Chairman, Boris Jordan; risks inherent in an agricultural business; risks relating to unfavorable publicity or consumer perception; product liability risks; risks relating to product recalls; risks relating to the results of future clinical research; risks relating to the difficulty of attracting and retaining personnel; the Company’s dependence on suppliers; the Company’s reliance on inputs; risks relating to the limited market data and difficulty to forecast results; intellectual property risk; constraints on marketing products; risks relating to fraudulent or illegal activity by employees, contractors and consultants; risks relating to information technology systems and cyber-attacks; risks relating to security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; risks relating to website accessibility; high bonding and insurance coverage risk; risks of leverage; risks relating to expansion into foreign jurisdictions; risk relating to future acquisitions or dispositions; the Company’s management of growth; the fact that past performance is not indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks relating to conflicts of interest; global economic conditions; tax risks; as well as those risk factors discussed under “Risk Factors” in this MD&A. The discussion of risk factors in this MD&A has been updated to include discussion of risks related to the current pandemic caused by COVID-19, including with respect to the sudden emergence of the Omicron variant in November 2021. The nature and scope of the pandemic and its impacts are rapidly developing and it is difficult for management to identify at the current time all risks, or quantify those identified, or to assess their impact on particular financial measures and operating results. Nevertheless, the discussion under “Risk Factors” identifies potential areas of negative impact that may be caused by the pandemic.

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The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based cannabidiol (“CBD”) markets, and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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This MD&A contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraph. FOFI contained in this MD&A was approved by management as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

OVERVIEW OF THE COMPANY

Curaleaf is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots, provide industry-leading services, product selection, and accessibility across the medical and adult-use markets in the U.S. Headquartered in Wakefield, Massachusetts, the Company has operations in 22 states and, as of March 31, 2022, operated 128 dispensaries, 26 cultivation sites, and 31 processing sites in the U.S. with a focus on highly populated, limited license states, including Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts, Nevada, New York, New Jersey, North Dakota, and Pennsylvania. In Europe, the Company has a fully integrated medical cannabis business with licensed cultivation in Portugal, two pharma grade cannabis processing and manufacturing facilities in Spain and the United Kingdom (“UK”) and licensed medical cannabis distribution in the UK, Germany, and Switzerland. In the UK the Company also holds three medical cannabis pharmacy licenses, enabling the supply of medical cannabis direct to the patient. Additionally, the Company supplies medical cannabis on a wholesale basis across the region, principally into Israel and Italy.

The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality, and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.

The Company was an early entrant into the U.S. state-legal cannabis industry, which remains one of the fastest growing industries in the U.S. Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts, and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.

The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of the Company’s operations, which has executed its business plan to rapidly scale its business.

In order to achieve its strategy, the Company has completed several acquisitions since its formation. The Company expects to continue to actively pursue other acquisition, disposition, and investment opportunities in the future. Curaleaf Holdings, Inc., formerly known as Lead Ventures, Inc., was incorporated under the laws of British Columbia, Canada on November 13, 2014. The Company changed its name to “Curaleaf Holdings, Inc.” as part of its business combination with Curaleaf, Inc. completed on October 25, 2018 (the “Business Combination”). Additional information relating to the Business Combination can be found in the Company’s annual information form for the year ended December 31, 2021 available on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/shtml. Following the Business Combination, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”.

On November 2, 2020, the Company filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and a shelf registration statement on Form F-10, as amended (File No 333-249081) (the “Registration Statement”), with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow the Company to offer up to $1 million worth of SVS, debt securities, subscription receipts, warrants, and units, or any combination thereof, from time to time during the 25-month period that the Registration Statement is effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement, which will be filed with the applicable Canadian securities regulatory authorities and/or the SEC.

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On April 7, 2021, the Company established an overseas subsidiary named Curaleaf International Holdings Limited (“Curaleaf International”) together with a strategic investor who provided initial capital for a 31.5% equity stake in Curaleaf International (the “Curaleaf International Transaction”). Subsequently, Curaleaf International acquired EMMAC Life Sciences Limited (“EMMAC”), the largest vertically integrated independent cannabis company in Europe.

The consolidated financial statements of the Company include the financial statements of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned by the Company, and other entities consolidated other than on the basis of ownership:

		March 31,	December 31,
	Operations	2022	2021
Business name	Location	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
Curaleaf International Holdings, Limited	Guernsey, UK	68.5%	68.5%
CLF MD Processing, LLC	MD	-	-
Windy City Holding Company, LLC	IL	-	-
Grassroots OpCo AR, LLC	IL	-	-
Remedy Compassion Center, Inc	ME	-	-
Primary Organic Therapy, Inc (d/b/a Maine Organic Therapy)	ME	-	-

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Company Performance and Objectives

The Company is currently active in numerous cannabis programs across the U.S. In the U.S., 44 states have legalized some form of legalized cannabis use, including low dose THC/CBD medical programs, for patients with certain qualifying conditions. In most of these medical states, a regulatory framework is in place whereby patients can receive a recommendation from a certified physician to purchase medical cannabis in approved dispensaries. In the U.S., 18 states have legalized cannabis for adult-use (“adult-use”). In many of these adult-use states, customers can purchase cannabis from approved dispensaries by providing identification proving the customer is 21 years of age or older. In Europe, only medical cannabis sales are allowed, and product can be sold between jurisdictions.

While the Company seeks to build strong brands and brand recognition, under the current regulatory regime, a key aspect to successful distribution and strong margins is achieving “vertical integration” in each cannabis program in which it operates. Vertical integration means controlling the entire supply chain: from cultivating cannabis, to processing the cannabis into oils and other formulated products, and, ultimately, selling the end-product to customers and/or patients.

The Company plans to continue growth of its operations via expansion in three dimensions: acquiring licenses in limited-license markets, increasing presence in current markets, and increasing exposure in mass markets. While the Company’s goal is to have its own licensed operations in each of its markets, it may enter a market through production and/or marketing arrangements where such arrangements provide opportunity for accelerated roll-out.

Limited-License Markets. The majority of the markets in which the Company currently operates have formal regulations limiting the number of cannabis licenses that will be awarded, thus forming high barriers to entry, limited market participants, and protected market share in these limited-license states. Curaleaf intends to apply for new licenses or acquire businesses within limited-license markets in which the Company does not currently operate.

Increasing Presence in Current Markets. The Company plans to grow within its current markets by pursuing opportunities for vertical integration, acquiring additional dispensary licenses, and/or entering into production and marketing relationships to further build its brand and expand its distributional footprint. The Company intends to apply for new licenses as available and determined by each state.

Increasing Exposure in Mass Markets. The Company has established itself as a market leader in the U.S. and has become a dominant player due to its competitive pricing, experienced management, strong capitalization, and strong brand goodwill. In mass markets exhibiting a free market dynamic typical of other industries, such as California and Oregon, the Company intends to leverage its extensive experience to grow cannabis and/or process more efficiently and reliably, while taking advantage of wholesale and retail opportunities and establishing a strong brand.

The Company expects acquisition related costs, marketing and selling expenses, and capital expenditures to increase as it expands its presence in current markets and expands into new markets. The Company also expects to achieve operating efficiencies through synergies from acquisitions as well as via economies of scale that will arise through the continued expansion.

Operating Segments

The Company currently operates in one segment; the cultivation, production, distribution, and sale of cannabis via retail and wholesale channels. As of and during the year ended December 31, 2021, the Company operated in two segments; Cannabis and Non-Cannabis. During the current period, the Company reevaluated the Company’s operating structure and determined that the Non-Cannabis segment is no longer a relevant or material portion of the Company’s business.

Principal Products and Services

The Company, through its subsidiaries and affiliates, operates in highly regulated markets that require expertise in cultivation, manufacturing, retail operations, and logistics. The Company leverages its internal research and development capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with the high standards for safety, effectiveness, consistent quality and customer care. Currently, the Company’s U.S. subsidiary entities cultivate, process, market and/or dispense a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules, and edibles.

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In most of the Company's U.S. and Europe markets, its licensed entities are vertically-integrated, meaning the entire supply chain is managed from seed to sale, cultivating cannabis flower, processing the flower into manufactured products, and selling the product to registered patients and/or legal adult-use consumers. In most U.S. states in which its licensed entities operate, products are sold under the Curaleaf and Select brands, and in Curaleaf dispensaries. The Company is committed to be the industry's leading resource in education and advancement through research and advocacy, and is focused on developing a trusted, national brand.

The Company believes that it has developed the in-house resources to ensure its U.S. state-licensed entities maintain best practices in cannabis cultivation, processing and dispensing and are dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its U.S. state-licensed entities maintain low overall production costs and adaptability in their product mix to ensure timely response to the rapidly developing cannabis market. The Company intends to use its footprint to share know-how and technology throughout its operation.

•	Cultivation: The Company’s U.S. cultivation facilities have grown over 244 strains of cannabis, which have been tested and characterized for yield, cannabinoid content and other properties. Additionally, the Company’s state-licensed entities cultivate cannabis using a variety of methods, including greenhouse, outdoor, indoor, and two-tier indoor cultivation.

•	Extraction and Purification: The Company’s U.S. extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification, thereby enabling timely response to trends in medical product formulation.

•	Formulation and Quality Control: The Company's U.S. processing facilities produce across the range of solid, liquid and inhaled products utilizing its vast in-house knowledge and experience. By combining expert cultivation, manufacturing and analytical laboratory operations, our processors have developed a complete in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.

Research and Development

The Company's research and development activities primarily focus on optimizing cultivation and manufacturing techniques, developing new manufactured products, and on the medical benefits of cannabis.

The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot, and per plant. This allows cultivators to gain insights on optimal cultivation methods by adjusting certain variables such as cannabis strain variety and plant spacing. The Company’s cultivators also institute pest management techniques in facilities and document successes and failures, sharing this knowledge across its cultivation operations.

The Company also researches new methods of cannabis extraction for the development of new manufactured products. In Q1 2022, the Company introduced the new Select Live Rosin product line, which was developed using a new proprietary water-based extraction process that eliminates the waste and inefficiencies associated with live rosin manufacturing; see further detail in the Key Quarterly Developments section below. The Company's research and development activities operate on an on-going basis as the Company continually seeks to improve current methods for our licensed businesses.

Internationally, the Company continues to develop its clinical research program and in 2021 set up the first bench to bedside medicinal cannabis research and drug development pipeline with basic science and clinical research collaborations across leading universities including Imperial College and Institute for Cancer Research. This program includes in vitro experiments to identify specific ratios of cannabinoids that are best used for treatment of pain, the results of which were published in the Journal of Pain Research.

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In addition, the Company has further developed the pioneering UK Medical Cannabis Registry, through which it performed analyses of the Company’s own branded and manufactured extracted cannabis medicines for treatment of pain in UK patients. These showed positive findings and results were presented at the International European General Practice Research Network in Halle, Germany and published in the Journal of Clinical Pharmacology.

Production and Sales

As of March 31, 2022, the Company had 26 cultivation facilities in the U.S. totaling approximately 3.8 million square feet, as well as 31 U.S. processing facilities. Each new manufacturing site is built to ISO 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care. Illustrating this commitment, our Florida operations were the first in the cannabis industry to receive the Safe Quality Food certification under the Global Food Safety Initiative.

The Company’s primary method of sales in the U.S. currently occur through its licensed dispensaries across the U.S. Also, the Company’s dispensaries offer home delivery services across several states, in compliance with all state regulations. In Nevada, Utah, and Florida, the Company offers drive-thru service at select dispensaries. In multiple states, our dispensaries offer customers the option to order online to pick-up in store. In Europe, the method of sales occurs through medical cannabis distribution in the UK, Germany, and Switzerland, a medical cannabis pharmacy (direct to patient) in the UK, supplying medical cannabis wholesale to several jurisdictions, primarily to Israel and Germany as well as selling CBD wholesale throughout Europe.

Curaleaf aims to expand dispensaries e-commerce operations and delivery operations, where permitted, to offer convenient access for its customers and meet the demands of an evolving retail landscape.

Intellectual Property

The Company has developed multiple proprietary product formats, technologies and processes to ensure the high quality of licensees’ premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems. While actively determining and pursuing the patentability of these processes and materials, Curaleaf ensures confidentiality through the use of non-disclosure and confidentiality agreements.

The Company has spent considerable time and resources to establish a premium and recognizable brand amongst consumers and retailers in the cannabis industry. The Company has one federally registered patent with the United States Patent and Trademark Office ("USPTO"). Additionally, as of March 31, 2022, the Company had several registered trademarks and multiple trademarks that have been filed and are pending approval with the USPTO, and the Company is actively pursuing the filing of additional trademarks. The Company also has a significant number of trademarks filed in various international jurisdictions.

In addition to its patent and pending trademarks, Curaleaf owned, as of March 31, 2022, numerous website domains, including www.curaleaf.com, as well as numerous social media accounts across all major platforms.

Curaleaf maintains an in-house legal team, as well as engages outside legal counsel, to actively monitor and identify potential infringements on its intellectual property.

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Competitive Conditions

The U.S. cannabis industry is highly competitive. The Company competes on quality, price, brand recognition and distribution strength. Our cannabis products compete with other products for consumer purchases, as well as shelf space in retail dispensaries and wholesaler attention. The Company competes with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators. In certain markets, such as California, there are also a number of illegally operating dispensaries, which serve as competition as well. The Company maintains an operational footprint primarily in states with high barriers to entry and limited market participants due to the limited availability of state licenses or local permitting as well as stringent operating and capital requirements. The majority of the markets in which our licensees operate have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure the Company's market share is protected in these limited-market states under the current regulatory framework. The Company also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate.

As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized, and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. As the cannabis industry continues to rapidly expand and its liberalization accelerates, it should be expected that the Company will face competition from other companies, some of which can be expected to have longer operating histories and more financial, production, and marketing resources and experience than the Company.

For additional details on the competition faced by the Company, refer to the “Risk Factors – European Operations – EMMAC will face competition from other participants in the European medical cannabis sector” in the “Risk Factors” section of the Company’s annual MD&A for the year ended December 31, 2021 (the “Annual MD&A”), available on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/shtml, for additional information.

The States We Operate In, Their Legal Framework and How It Affects Our Business

The chart below depicts, as of March 31, 2022 (i) the states in which we operate and includes the date of legalization of cannabis for medicinal and/or recreational use, and (ii) for each state we operate in, the number of dispensaries, processing facilities and cultivation sites (along with cultivation square footage) the Company owns, as well as the categories of products that are permitted in each such State.

Except for Kentucky, all of the states in which we operate have adopted legislation to permit the use of cannabis products for medicinal purposes to treat specific conditions and diseases, which we refer to as medical cannabis. Recreational marijuana, or adult-use cannabis, is legal cannabis sold in licensed dispensaries to adults ages 21 and older. Kentucky’s hemp program was introduced in 2013 and currently only allows hemp-derived products wholesale, including cannabinoids such as CBD and cannabigerol. The Company has a 74,000 square foot processing/handling facility in Lexington.

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State	Medicinal Legalization	Adult-use Legalization	Dispensaries	Processing Facilities	Cultivation Sites	Square Feet	Permitted Products
							Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	13	3	3	166,276	X1	X	X	X4	X
AR	2016	-	1	-	-	-	-	-	X	-	-
CA	1996	2016	-	2	-	-	X2	X	X	X	X
CO	2000	2012	2	1	3	2,195,475	X	X	X	X5	X
CT	2012	2021	4	1	1	60,000	X1	X	X	-	-
FL	2014	-	45	2	3	460,772	X2	X	X	X	X3
IL	2013	2019	10	1	1	125,000	X	X	X		X
ME	1999	2019	5	2	1	86,800	X1	X	X	X	X
MD	2013	-	4	1	1	55,000	X2	X	X	X7	X
MA	2012	2016	4	2	2	157,000	X1	X	X	X	X
MI	2008	2018	4	1	-	-	X1	X	X	-	-
MO	2018	-	-	1	-	-	-	-	X	-	-
NV	2013	2016	3	2	2	60,072	X1	X	X	X	X
NJ	2010	2020	3	2	2	153,150	X1	X	X	X4,7	X3
NY	2014	2021	4	1	1	72,000	X2	X	X	X7	X
ND	2016	-	4	1	1	33,000	X	-	X	X3	X
OH	2016	-	2	1	1 Level I	30,000	X1	X	X	-	X
OK	2018	-	-	-	-	-	X1	X	X	-	-
OR	1998	2014	1	2	1	37,000	X1	X	X	X	X
PA	2016	-	16	2	2	125,000	X2	-	X	-	-
UT	2018	-	1	1	-	-	X	X6	X	X	X
VT	2004	-	2	1	1	13,000	X	X	X	X	X

1)	Extracted oils only
2)	Oil-based formulations only
3)	Permitted with approval
4)	Medical use only
5)	In select areas
6)	With limits
7)	Permitted, however Curaleaf dispensaries do not offer home delivery at this time

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Each state has various licensing requirements, restrictions on the number of facilities license holders may operate, limitations on the number of license holders in the state, and various other regulations, which are enforced by applicable state agencies as discussed below.

Arizona Operations

Arizona’s licensing body for medical and adult-use cannabis is the Arizona Department of Health Services (“AZDHS”). The market is divided into two classes of licenses: medical and adult use. Each license grants the licensee the ability to have one dispensary, one processing site, and one cultivation site. There is no requirement for vertical integration in Arizona and processing and cultivation sites can be used by third party companies. Arizona does not recognize third party companies and although they operate, the ultimate responsibility for compliance falls on the license holder themselves. As of March 31, 2022, there were 129 operating dispensaries.

For medical card holders, acceptable diagnoses include agitation of Alzheimer’s disease, Amyotrophic Lateral Sclerosis (“ALS”), any chronic or debilitating medical condition or disease or the treatment for one that causes cachexia or wasting syndrome, cancer, chronic pain, such as from migraines or arthritis, Crohn’s disease, glaucoma, human immunodeficiency virus (“HIV”) or acquired immune deficiency syndrome (“AIDS”), hepatitis C, Post-traumatic stress disorder “(PTSD”), severe nausea, severe or persistent muscle spasms, such as those associated with multiple sclerosis, and seizures, including from epilepsy.

As indicated in the chart above, all categories of product are allowed to be sold as either adult use or medical except for edibles that cannot be more than 10mg per serving or 100mg per package. AZDHS determines product is either adult use or medical at the time of dispensing so an adult use cultivation can make products that can be sold as medical through a dispensary as long as it meets the same requirements for medical.

Recently proposed legislation that is currently under review in Arizona includes H2260: Medical Marijuana; Medical Conditions, which would expand the listing of qualified medical conditions to obtain a medical card; H2545: Marijuana: Social Equity Ownership Licenses, which would prohibit holders of a social equity ownership marijuana establishment license from transferring such license within the first 10 years of issuance; H2792: Landlords: Tenant’s Marijuana Use, which prohibits a landlord for terminating a tenant’s rental agreement because the tenant uses marijuana; H2828: Department of Marijuana Regulation, which establishes the Arizona Department of Marijuana Regulation (“ADMR”) for the purpose of administering the Arizona Medical Marijuana Act and status governing the responsibly adult use of marijuana; and, S1715: Hemp-Derived Manufactured Cannabinoids; Prohibition, which excludes "hemp-derived manufactured psychotropic cannabinoids” from the definition of “marijuana” and “marijuana products” and adds such to the definition of “usable marijuana” .

The Company conducts its operations in Arizona in compliance, in material respects, with each regulation applicable to it in such state.

Arkansas Operations

Arkansas’ licensing bodies are the Arkansas Department of Health and the Arkansas Medical Marijuana Commission. There are an unlimited number of licenses available, and the market is divided into the following types of licenses: dispensary – solely, dispensary – cultivating, processor, and transporter. As of March 31, 2022, there were 36 operating dispensaries. There are prohibitions on edibles including: edibles in the form of candy, cookies, pastries, brownies, and chewing gum; edibles in the shape of animals, vehicles, or characters that are typically consumed or marketed to children; and edibles which are simply an addition of cannabinoid products to commercially available items. Patients are allowed to buy extracts and produce their own edibles at home and edibles are only to be sold in childproof packaging in containers that have nondescript colors and simple designs.

For medical card holders, acceptable diagnoses include cancer, glaucoma, positive status for HIV or AIDS, hepatitis C, ALS, Tourette’s syndrome, Crohn’s disease, ulcerative colitis, PTSD, severe arthritis, fibromyalgia, Alzheimer’s disease, cachexia or wasting syndrome, peripheral neuropathy, intractable pain which is pain that has not responded to ordinary medications, treatment, or surgical measures for more than six months, severe nausea, seizures including without limitation those characteristic of epilepsy, severe and persistent muscle spasms including without limitation those characteristic of multiple sclerosis, and any other medical condition or its treatment approved by the Department of Health.

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As of March 31, 2022, the Company’s operations in Arkansas are designated as held-for-sale.

The Company conducts its operations in Arkansas in compliance, in material respects, with each regulation applicable to it in such state.

California Operations

California’s licensing body for medical and adult-use cannabis is the Department of Cannabis Control (“DCC”). There is no limit to the number licenses California may issue, however, some jurisdictions have a limit on the number of licenses they will issue. Each license grants one licensed premise and the main classes of licenses are: cultivation, retailer, distributor, manufacturer, microbusiness, event organizer, and testing laboratory. Additionally, license may not be held by, or issued to, any person holding office in, or employed by, any agency of the State of California or any of its political subdivisions when the duties of such person are associated with enforcement of laws or regulations regarding cannabis or cannabis products. There are no requirements for vertical integration, however, California does define specific cultivation license types by canopy size.

Edibles labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 500mg THC per package (adult use limit is 100mg THC/package). Topicals labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 2000mg THC per package (adult use limit is 1000mg THC/package).

Recently proposed legislation that is currently under review in California includes AB-45, which would allow industrial hemp to be incorporated into the cannabis supply chain. By no later than July 1, 2022, the DCC is required to prepare a report outlining the steps necessary to incorporate hemp into the cannabis supply chain, including allowing hemp as an ingredient in manufactured cannabis products and the sale of hemp only products at cannabis retailers. Until the report is finalized, and recommendations are implemented, California cannot incorporate hemp into the cannabis supply chain. The Company does not anticipate any changes to current hemp restrictions in the state in 2022.

The Company conducts its operations in California in compliance, in material respects, with each regulation applicable to it in such state.

Colorado Operations

Colorado’s licensing body is the Marijuana Enforcement Division (“MED”). The market is divided into medical and retail (adult-use) classes of which there are the following types of licenses: Cultivation, Stores, Delivery, Hospitality, Operators, Manufacturers, Testing facilities, and Transporters. Regulators in Colorado have not placed a limit on the number of licenses and as of March 31, 2022, there were 652 adult use stores licenses and 420 medical store licenses issued.

For both Medical and Retail operations, an owner of three to five cultivations must own at least one store, an owner of six to eight cultivations must own at least two stores, and an owner of nine to eleven cultivations must own at least three stores. Cultivations have plant count limits, divided by tiers. Medical stores have flower inventory limits based on number of patients assigned or number of sales in prior month (whichever is greater).

For medical card holders, acceptable diagnoses include any “condition for which a physician could prescribe an opioid.” Specific conditions may include, but are not limited to: autism spectrum disorder, cachexia, cancer, chronic pain, chronic nervous system disorders, glaucoma, HIV or AIDS, nausea, persistent muscle spasms, post-traumatic stress syndrome, and seizures.

Beginning January 1, 2022, medical patients under 21 were restricted to purchasing no more than two grams of concentrate per day and will need two physicians from different practices to approve their medical cards. Limits on the potency of purchased concentrate can also be established by the physician’s recommendation.

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The Company conducts its operations in Colorado in compliance, in material respects, with each regulation applicable to it in such state.

Connecticut Operations

Connecticut’s licensing body is the Connecticut Department of Consumer Protection. The market is divided in the following types of licenses: retail, cultivation, production, and bakery. There is currently no limit on the number of licenses available and one license grants the applicant one site (retail, cultivation, production, or bakery). As of March 31, 2022, there were 17 operational dispensaries. A board-certified pharmacist must be on-site to dispense medical cannabis at a dispensary.

For medical card holders that are over 18, acceptable diagnoses include: cancer, glaucoma, positive status for HIV or AIDS, Parkinson's Disease, multiple sclerosis, damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity, epilepsy, cachexia, wasting syndrome, Crohn's Disease, PTSD, sickle cell disease, post laminectomy syndrome with chronic radiculopathy, severe psoriasis and psoriatic arthritis, ALS, ulcerative colitis, complex regional pain syndrome, Type 1 and Type II, cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, spasticity or neuropathic pain associated with fibromyalgia, severe rheumatoid arthritis, post herpetic neuralgia, hydrocephalus with intractable headache, intractable headache syndromes, neuropathic facial pain, muscular dystrophy, osteogenesis imperfecta, chronic neuropathic pain associated with degenerative spinal disorders, and interstitial cystitis. For medical card holders under 18, acceptable diagnoses include: cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, severe epilepsy, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, muscular dystrophy, osteogenesis imperfecta, intractable neuropathic pain that is unresponsive to standard medical treatments, Tourette’s Syndrome for patients who have failed standard medical treatment , and chronic pancreatitis for patients whose pain is recalcitrant to standard medical management.

Recent legislation included legalization of adult-use, however, clarification about the program is still in progress.

The Company conducts its operations in Connecticut in compliance, in material respects, with each regulation applicable to it in such state.

Florida Operations

Florida’s licensing body is the Office of Medical Marijuana Use – Department of Health (“OMMU”). The OMMU has authorized 22 Medical Marijuana Treatment Centers in the state that cover all vertically integrated sites (cultivation, processing, fulfillment/storage, and dispensing) and sites are approved under a function that falls under either cultivation, processing, fulfillment/storage, or dispensing. There is no limit on the number of dispensaries, fulfillment/storage warehouses, processing sites, or cultivation sites. However, there is a requirement to receive local zoning approval for each proposed dispensary.

For medical card holders, acceptable diagnoses include: cancer, epilepsy, glaucoma, HIV or AIDS, PTSD, amyotrophic lateral sclerosis, Crohn’s disease, Parkinson’s disease, multiple sclerosis, medical conditions of the same kind or class as or comparable to those enumerated in the above, a terminal condition diagnosed by a physician other than the qualified physician issuing the physician certification, and chronic nonmalignant pain.

The Company conducts its operations in Florida in compliance, in material respects, with each regulation applicable to it in such state.

Illinois Operations

Illinois’ licensing body is the Illinois Department of Financial and Professional Regulation (retail) and Illinois Department of Agriculture (cultivation/processing). The main classes of licenses include: retail, cultivation, craft growers, infusers, and transporters. For cultivation/processing, no more than three cultivation licenses are allowed per entity and for retail, no more than 10 locations per entity. As of March 31, 2022, there were 100 adult use operational dispensaries.

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For medical card holders, acceptable diagnoses include: Alzheimer’s Disease, HIV or AIDS, ALS, Arnold-Chiari Malformation, cachexia/wasting syndrome, cancer, causalgia, chronic inflammatory demyelinating polyneuropathy, Crohn’s Disease, complex regional pain syndrome (“CRPS”), dystonia, fibrous dysplasia, glaucoma, hepatitis C, hydrocephalus, Hydromyelia, interstitial cystitis, intractable pain, lupus, multiple sclerosis, muscular dystrophy, myasthenia gravis, myoclonus, nail patella syndrome, neurofibromatosis, Parkinson’s Disease, PTSD, reflex sympathetic dystrophy, residual limb pain, rheumatoid arthritis, seizures disorders, severe fibromyalgia, Sjogren’s Syndrome, spinal cord disease, spinal cord injury, indication of intractable spasticity, spinocerebellar ataxia, syringomyelia, Tarlov cysts, Tourette Syndrome, traumatic brain injury, and patients with valid opioid prescriptions.

The Company conducts its operations in Illinois in compliance, in material respects, with each regulation applicable to it in such state.

Maine Operations

Maine’s licensing body is the Office of Marijuana Policy. There currently is no limit on the number medical or adult use licenses, however, municipalities must opt-in for adult use and medical dispensary owners must be Maine residents. Medical licenses are vertical and must have local approval and relevant licensing (tobacco, food license). Medical licenses are unlimited can be vertical (one license per dispensary, one license per entity). Additionally, adult use licenses are also unlimited and are as follows: Retail, Cultivation, Manufacturing (one license grants one dispensary, cultivation or manufacturing facility). As of March 31, 2022, there were 74 adult use dispensaries in operation.

For medical use, qualified practitioner may issue a certificate for any condition/reason where in their professional opinion a qualifying patient is likely to receive therapeutic or palliative benefit from the medical use of marijuana to treat or alleviate the patient’s medical diagnosis. Medical patients may possess up to eight pounds of harvested marijuana.

The Company conducts its operations in Maine in compliance, in material respects, with each regulation applicable to it in such state.

Maryland Operations

Maryland’s licensing body is the Maryland Medical Cannabis Commission. The market is divided into the following types of licenses: dispensary, grower/cultivator, processor, independent testing laboratory, and ancillary business. Each issued license is associated with one facility. As of March 31, 2022, there were 95 operational dispensaries. A person may not have interest in or control of, including the power to manage or operate, more than one grower license, one processor license, and four dispensary licenses. Chocolates and other edibles are permitted under the condition that they are shelf stable. Additionally, topicals are also permitted.

For medical use, acceptable diagnoses include cachexia, anorexia, wasting syndrome, severe or chronic pain, severe nausea, seizures, severe or persistent muscle spasms, glaucoma, PTSD, or another chronic medical condition which is severe and for which other treatments have been ineffective. A clinical director is required to be available electronically for all dispensaries.

The Company conducts its operations in Maryland in compliance, in material respects, with each regulation applicable to it in such state.

Massachusetts Operations

Massachusetts’ licensing body is the Cannabis Control Commission. The market is divided into the following types of licenses: retail, cultivation, production manufacturing, testing laboratory, transporter, research, and delivery. Each issued license is associated with one facility and as of March 31, 2022, there were 192 operational dispensaries. No person or entity having direct or indirect control shall be granted, or hold, more than three licenses in a particular class and is limited to 100,000 square feet of canopy which is distributed across no more than three cultivation licenses and three Medical Treatment Centers. For adult use, it is prohibited to advertise through

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For medical use, acceptable diagnoses include cancer, glaucoma, positive status HIV, AIDS, hepatitis C, ALS, Crohn's disease, Parkinson's disease, and multiple sclerosis (MS), when such diseases are debilitating, and other debilitating conditions as determined in writing by a Qualifying Patient's healthcare provider.

The Company conducts its operations in Massachusetts in compliance, in material respects, with each regulation applicable to it in such state.

Michigan Operations

Michigan’s licensing body is the Cannabis Regulatory Agency. The market is divided into the following types of licenses: Grower Class A, Grower Class B, Grower Class C, processor, provisioning center (retail), Safety Compliance Facility, and secure transporter.

For medical use, acceptable diagnoses include: cancer, glaucoma, HIV Positive, AIDS, hepatitis C, ALS, Crohn’s Disease, Agitation of Alzheimer’s Disease, nail patella, PTSD, Obsessive Compulsive Disorder, arthritis, rheumatoid arthritis, spinal cord injury, colitis, inflammatory bowel disease, ulcerative colitis, Parkinson’s Disease, Tourette’s Disease, autism, chronic pain, cerebral palsy, a chronic or debilitating disease or medical condition or its treatment that produces one or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures (including but not limited to those characteristic of epilepsy); or severe and persistent muscle spasms (including but not limited to those characteristic of multiple sclerosis).

The Company conducts its operations in Massachusetts in compliance, in material respects, with each regulation applicable to it in such state.

Missouri Operations

The licensing body is the Missouri Department of Health and Senior Services. The market is divided into the following types of licenses: cultivation, infused products manufacturing facility, dispensary facility, transportation facility, and testing facility. As of March 31, 2022, there were 183 operational dispensaries. There are no vertical integration requirements in Missouri and one license allows one facility. Facilities may not be owned, in whole or in part, or have as an officer, director, board member, or manager, any individual with a disqualifying felony offense. Facilities must be majority owned (>50%) by natural persons who have been residents of Missouri for at least one year. No more than three cultivation, no more than three manufacturing, and no more than five dispensary licenses shall be issued to any entity under substantially common control, ownership, or management.

For medical card holders, acceptable diagnoses/qualifying medical conditions include: cancer; epilepsy; glaucoma; intractable migraines unresponsive to other treatment; a chronic medical condition that causes severe, persistent pain or persistent muscle spasms, including, but not limited to, those associated with multiple sclerosis, seizures, Parkinson’s disease, and Tourette’s syndrome; debilitating psychiatric disorders, including, but not limited to, PTSD, if diagnosed by a state licensed psychiatrist; HIV or AIDS; a chronic medical condition that is normally treated with a prescription medication that could lead to physical or psychological dependence, when a physician determines that medical use of cannabis could be effective in treating that condition and would serve as a safer alternative to the prescription medication; any terminal illness; or in the professional judgment of a physician, any other chronic, debilitating or other medical condition, including, but not limited to, hepatitis C, ALS, inflammatory bowel disease, Crohn’s disease, Huntington’s disease, autism, neuropathies, sickle cell anemia, agitation of Alzheimer’s disease, cachexia, and wasting syndrome.

The Company conducts its operations in Missouri in compliance, in material respects, with each regulation applicable to it in such state.

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Nevada Operations

Nevada’s licensing body is the Cannabis Compliance Board (“CCB”). The market is divided into the following types of licenses: cultivation, production, distribution, dispensary/retail, and testing laboratory. There is no specific limit on licenses for Nevada and as of March 31, 2022, there were 91 operational retail dispensaries. Licenses are only granted during licensing rounds and licensing rounds are not regularly scheduled but held as needed, per jurisdiction. Once granted, a license cannot be moved outside of that local jurisdiction. There are currently no active licensing rounds or planned rounds. Additionally, there is no set limit on size/structure, each facility is individually assessed and approved by the CCB and the applicable local jurisdiction. Location limits per NRS are as follows: The physical address where the proposed medical cannabis establishment will be located and the physical address of any co-owned additional or otherwise associated medical cannabis establishments, the locations of which may not be within 1,000 feet of a public or private school that provides formal education traditionally associated with preschool or kindergarten through grade 12 and that existed on the date on which the application for the proposed medical cannabis establishment was submitted to the CCB, within 300 feet of a community facility that existed on the date on which the application for the proposed medical cannabis establishment was submitted to the CCB or, if the proposed medical cannabis establishment will be located in a county whose population is 100,000 or more, within 1,500 feet of an establishment that holds a nonrestricted gaming license. CCB approval is required for all actions including transfers of interest, ownership, and management service agreements. Each issued license is associated with one facility.

For medical use, acceptable diagnoses include: AIDS; an anxiety disorder; an autism spectrum disorder; an autoimmune disease; anorexia nervosa; cancer; dependence upon or addiction to opioids; glaucoma; cachexia; muscle spasms, including, without limitation, spasms caused by multiple sclerosis; seizures, including, without limitation, seizures caused by epilepsy; nausea; or severe or chronic pain; a medical condition related to the HIV; and a neuropathic condition, whether or not such condition causes seizures.

The Company conducts its operations in Nevada in compliance, in material respects, with each regulation applicable to it in such state.

New Jersey Operations

New Jersey’s licensing body is the New Jersey Cannabis Regulatory Commission. As of March 31, 2022, the market consisted only of medical (vertically integrated) licensure, which has a 150,000 square foot limit on canopy size and one license grants access to one facility. As of March 31, 2022, there were 23 operational medical dispensaries. Adult use sales began on April 21, 2022. Edibles are currently allowed but exclude baked goods.

For medical use, acceptable diagnoses include: Amyotrophic lateral sclerosis, anxiety, cancer, chronic pain, dysmenorrhea, glaucoma, inflammatory bowel disease, including Crohn’s disease, intractable skeletal muscular spasticity, migraines, multiple sclerosis, muscular dystrophy, opioid use disorder, positive status for HIV and AIDS, PTSD, seizure disorder, including epilepsy, terminal illness with prognosis of less than 12 months to live, or Tourette’s Syndrome.

The Company conducts its operations in New Jersey in compliance, in material respects, with each regulation applicable to it in such state.

New York Operations

New York’s licensing body is the Office of Cannabis Management (“OCM”). The market is divided into the following types of medical licenses: cultivation, manufacturing, processing, wholesale, distribution, and retail and the state is vertically integrated. Each licensed grants access to one facility and locations must be approved by the OCM. As of March 31, 2022, there were 40 operational dispensaries.

For medical use, in the future the program will allow the certification of a patient by a practitioner for any condition that the practitioner believes can be treated with medical cannabis. This practitioner discretion in certifying patients was granted with the passage of the Marijuana Regulation and Taxation Act (“MRTA”), which was enacted in March 2021. The MRTA shifted the medical program from the Department of Health to the OCM and expanded the Medical Cannabis Program.

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The Company conducts its operations in New York in compliance, in material respects, with each regulation applicable to it in such state.

North Dakota Operations

The licensing body is the North Dakota Department of Health, Medical Marijuana Division (NDDOH). The market is divided into two classes of licenses: manufacturing facility and dispensary. Each license grants the licensee the ability to have one dispensary or manufacturing facility.

The activities of a manufacturing facility are limited to producing and processing and to related activities, including acquiring, possessing, storing, transferring, and transporting marijuana and usable marijuana (other than edibles), for the sole purpose of selling usable marijuana to a dispensary. The activities of a dispensary are limited to purchasing usable marijuana from a manufacturing facility, and related activities, including storing, delivering, transferring, and transporting usable marijuana, for the sole purpose of dispensing usable marijuana to a registered qualifying patient/designated caregiver.

For medical card holders, acceptable diagnoses include cancer; positive status for HIV; AIDS; decompensated cirrhosis caused by hepatitis C; amyotrophic lateral sclerosis; PTSD; agitation of Alzheimer's disease or related dementia; Crohn's disease; fibromyalgia; spinal stenosis or chronic back pain, including neuropathy or damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity; glaucoma; epilepsy; anorexia nervosa; bulimia nervosa; anxiety disorder; Tourette’s syndrome; Ehlers-Danlos syndrome; endometriosis; interstitial cystitis; neuropathy; migraine; rheumatoid arthritis; autism spectrum disorder; a brain injury; a terminal illness; or a chronic or debilitating disease or medical condition or treatment for such disease or medical condition that produces one or more of the following: cachexia or wasting syndrome; severe debilitating pain that has not responded to previously prescribed medication or surgical measures for more than three months or for which other treatment options produced serious side effects; intractable nausea; Seizures; or severe and persistent muscle spasms, including those characteristic of multiple sclerosis.

The Company conducts its operations in North Dakota in compliance, in material respects, with each regulation applicable to it in such state.

Ohio Operations

Ohio’s licensing bodies are the Department of Commerce (grow/processing) and the Board of Pharmacy (dispensary). The market is divided into the following types of licenses: cultivator (Level I and Level II), processor, dispensary, and testing. Each license grants access to one facility and as of March 31, 2022, there were 57 operational dispensaries.

For medical card holders, acceptable diagnoses include AIDS, Alzheimer’s disease, ALS, cachexia, cancer, chronic traumatic encephalopathy, Crohn’s disease, epilepsy or another seizure disorder, fibromyalgia, glaucoma, hepatitis C, Huntington’s Disease, inflammatory bowel disease, multiple sclerosis, pain that is either chronic and severe or intractable, Parkinson’s disease, positive status for HIV, PTSD, Sickle cell anemia, spasticity, spinal cord disease or injury, terminal illness, Tourette’s syndrome, traumatic brain injury, or ulcerative colitis.

The Company conducts its operations in Ohio in compliance, in material respects, with each regulation applicable to it in such state.

Oklahoma Operations

Oklahoma’s licensing body is the Oklahoma Medical Marijuana Authority. Licenses are unlimited and the market is divided into the following types of licenses: grower, processor, dispensary, and transporter.

As of March 31, 2022, the Company’s operations in Oklahoma are designated as held-for-sale.

The Company conducted its operations in Oklahoma in compliance, in material respects, with each regulation applicable to it in such state.

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Oregon Operations

Oregon’s recreational licensing body is the Oregon Liquor and Cannabis Commission and medical licensure is overseen by the Oregon Health Authority (“OHA”). Neither licensing body has set a limit on the number of licenses able to be issued. Recreational license classes include Producer, Processor, Wholesale, Laboratory, Retail, and Research Certificate, while medical licenses are issued for Growers, Processors, Dispensaries, Physicians, and Laboratories.

Nearly 90% of licensed medical Growers in Oregon grow for only one patient, and there are a total two medical dispensaries in the state. No medical Processor in the state has applied for a new license or renewed an existing license since 2018.

For medical card holders, acceptable diagnoses include cancer, glaucoma, a degenerative or pervasive neurological condition, HIV/AIDS, PTSD, a medical condition or treatment for a medical condition that produces one or more of the following: cachexia (a weight-loss disease that can be caused by HIV or cancer), severe pain, severe nausea, seizures, including but not limited to seizures caused by epilepsy, and persistent muscle spasm, including but not limited to spasms caused by multiple sclerosis.

Though organizations may hold licenses to produce products for both the recreational and medical markets, medical and recreational products may not be sold out of the same retail location. Possession and daily sale limits, as well as maximum allowable cannabinoid concentrations by product, are higher for medical patients than recreational consumers.

The Oregon Health Authority has recently proposed an amendment to state marijuana and hemp testing and laboratory accreditation standards that, if passed, will have a significant impact on compliance testing for cannabis products.

The Company conducts its operations in Oregon in compliance, in material respects, with each regulation applicable to it in such state.

Pennsylvania Operations

Pennsylvania’s licensing body is the Pennsylvania Department of Health. The market is divided into the following types of licenses: grower processor, dispensary, and clinical registrants. A grower processor license allows for three dispensaries permits, dispensary licenses allow three locations, and a clinical registrant allows six dispensary licenses. A pharmacist is required to be available for all dispensaries and as of March 31, 2022, there were 151 operational dispensaries.

For medical card holders, acceptable diagnoses include ALS; anxiety disorders; autism; cancer, including remission therapy; Crohn's disease; damage to the nervous tissue of the central nervous system (brain-spinal cord) with objective neurological indication of intractable spasticity, and other associated neuropathies; dyskinetic and spastic movement disorders; epilepsy; glaucoma; HIV or AIDS; Huntington's disease; inflammatory bowel disease; intractable seizures; multiple sclerosis; neurodegenerative diseases; neuropathies; opioid use disorder for which conventional therapeutic interventions are contraindicated or ineffective, or for which adjunctive therapy is indicated in combination with primary therapeutic interventions; Parkinson's disease; PTSD; severe chronic or intractable pain of neuropathic origin or severe chronic or intractable pain; Sickle cell anemia; Terminal illness; and Tourette’s syndrome.

The Company conducts its operations in Pennsylvania in compliance, in material respects, with each regulation applicable to it in such state.

Utah Operations

Utah’s Medical Only market is overseen by two cannabis regulatory bodies: the Utah Department of Health oversees retail and home delivery functions, while the Utah Department of Agriculture oversees cultivation and processing. There are currently no new licenses available, although Changes of Ownership (not Sale of license) is permitted. There is no requirement for vertical integration, although in the most recent request for proposal for a new Pharmacy license, companies with vertical cultivation and processing were given priority. License classes include Pharmacy (retail), Cultivation, Processing and Home Delivery. A pharmacist must review all orders before release at point of sale.

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For medical card holders, acceptable diagnoses include HIV or AIDS; Alzheimer’s disease; ALS; cancer; cachexia; persistent nausea that is not significantly responsive to traditional treatment, except for nausea related to: pregnancy, cannabis-induced cyclical vomiting syndrome, cannabinoid hyperemesis syndrome; Crohn’s disease or ulcerative colitis; epilepsy or debilitating seizures; multiple sclerosis or persistent and debilitating muscle spasms; PTSD that is being treated and monitored by a licensed health therapist, and that has been diagnosed by a healthcare provider by the Veterans Administration and documented in the patient’s record or has been diagnosed or confirmed by evaluation from a psychiatrist, masters prepared psychologist, a masters prepared licensed clinical social worker, or a psychiatric advanced practice registered nurse; autism; a terminal illness when the patient’s life expectancy is less than six months; a condition resulting in the individual receiving hospice care;· a rare condition or disease that affects less than 200,000 individuals in the U.S., as defined in federal law, and that is not adequately managed despite treatment attempts using conventional medications (other than opioids or opiates) or physical interventions; or pain lasting longer than two weeks that is not adequately managed, in the qualified medical provider’s opinion, despite treatment attempts using conventional medications other than opioids or opiates or physical interventions.

The Company conducts its operations in Utah in compliance, in material respects, with each regulation applicable to it in such state.

Vermont Operations

Vermont’s licensing body is the Cannabis Control Board and is vertically integrated. In the upcoming adult use program, licenses will include cultivation, products manufacturing, wholesale, retail, and testing labs. The adult use program will offer vertical integration if such licensees are of the current vertically integrated medical dispensaries.

For medical card holders, acceptable diagnoses include cancer, multiple sclerosis, HIV or AIDS, glaucoma, Crohn’s disease, Parkinson’s disease, PTSD (requires the Mental Health Care Provider Form), and a medical condition that produces one or more of the following symptoms may also qualify: wasting syndrome, chronic pain, severe nausea, or seizures.

Under the upcoming adult use legislation, plants may be designated as adult use or medical at time of harvesting. License applications for current vertically integrated dispensaries, small cultivators, and testing labs to participate in the adult use program began April 1, 2022, with licenses being issued and operations beginning in May 2022. The proposed rules are currently being finalized.

As of March 31, 2022, the Company’s operations in Vermont are designated as held-for-sale.

The Company conducts its operations in Vermont in compliance, in material respects, with each regulation applicable to it in such state.

Components of Our Results of Operations

Revenue

Retail and Wholesale Revenue

The Company derives its retail and wholesale revenue in states in which it is licensed to cultivate, process, distribute, and sell cannabis and hemp. The Company sells directly to customers at its retail stores and sells wholesale to third-party dispensaries or processors.

The Company derives its retail cannabis revenues in the UK, where it holds a pharmacy license which enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In Germany, the Company supplies cannabis on a wholesale basis to pharmacies and to other distributors. All products that are supplied to Israel are sold to a wholesaler who imports the Company’s flower. Non-cannabis revenues are all derived from wholesale operations in Spain, the UK, Switzerland, and Germany.

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Management Fee Income

Management fee income represents revenue related to management services agreements pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services, and lending facilities to medical and adult-use cannabis licensees. The Company recognizes revenue from these consulting services on a straight-line basis over the term of third-party consulting agreements as services are provided. This revenue has declined significantly due to ceasing to provide management services for several entities, often as a result of acquiring such entities.

Cost of Goods Sold

Cost of goods sold are derived from costs related to the cultivation and production of cannabis and from wholesale purchases made from other licensed producers operating within state markets in which the Company operates. Cost of goods sold includes the costs directly attributable to the production of inventory and includes amounts incurred in the cultivation and manufacture of finished goods, such as flower, concentrates, and edibles. Direct and indirect costs include but are not limited to material, labor, supplies, depreciation expense on production equipment, utilities, and facilities costs associated with cultivation.

Change in Fair Value of Biological Assets

Biological assets are considered plants that are actively growing. In accordance with IAS 41 – Agriculture (“IAS 41”), biological assets are recorded at fair value, less costs to sell. At the time of harvest, the accumulated costs are transferred to inventory. The amount transferred becomes the carrying value of the inventory on a go-forward basis. When the inventory is sold, the fair value is relieved from inventory and the amount is expensed to the cost of goods sold. The cost of goods sold also includes the product cost and costs related to products acquired from other suppliers.

Gross Profit

Gross profit is revenue less cost of goods sold after net impact on fair value of biological assets. During the three months ended March 31, 2022 and 2021 the Company did not utilize all available capacity as the Company has built operations ahead of current capacity needs with the expectation that the Company will continue to grow and in preparation of market expansion due to the introduction of adult-use in certain states as well as market growth. The Company expects gross profit to increase over the foreseeable future as it continues to invest in its current operations.

Operating Expenses

Domestically, salaries and benefits include non-cost-of-goods sold labor for each retail location and corporate labor expenses. The Company expects salaries and benefits to increase proportionally with store openings in the foreseeable future, but these expenses are expected to level off as operations are scaled in each market. In European operations, salaries and benefits include non-cost-of-goods sold labor for each European market and corporate labor expenses.

Domestically, sales and marketing expenses consist of selling costs to support the Company’s retail stores including branding and marketing expenses, and product development expenses. The Company expects selling costs to increase proportionally with each retail store opening. In Europe, sales and marketing expenses consist of marketing expenses to support patient and doctor awareness of Curaleaf International medical cannabis products and are focused in two key markets, UK and Germany. The Company expects selling costs to increase as more markets come on stream and patient numbers increase in existing markets.

Professional fees consist of accounting, legal, and acquisition related expenses. The Company expects these fees to fluctuate as expansion continues and subsequent acquisitions occur.

21

Other general and administrative expenses consist of travel, general office supplies and monthly services, facilities and occupancy, insurance, director fees, and new business development expenses.

Other Income (Expense)

Interest income

The Company has notes receivable with various parties that earn interest income.

Interest expense

Interest expense consists of interest on outstanding borrowings under various promissory note agreements as well as amortization of debt discounts and deferred financing costs.

Other income (expense)

Other income consists of interest expenses related to lease liabilities, gains and losses related to investments for contingent considerations deemed no longer payable or that have been paid out, gains and losses on the disposal of assets and liabilities, gains and losses on the extinguishment of debt, and impairment losses on intangible assets. In European operations, other income primarily consists of gains and losses incurred in the mark-to-market revaluation of marketable securities held by the Company.

Income taxes

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and foreign jurisdictions, where applicable.

Domestically, as the Company operates in the state-legal cannabis industry, the Company is subject to Section 280E of the Internal Revenue Code which prohibits businesses engaged in the trafficking of controlled substances (within the meaning of Schedule I and II of the CSA) from deducting normal business expenses associated with the sale of cannabis, such as payroll and rent, from gross income (revenue less cost of goods sold). Section 280E, therefore, has a significant impact on the retail side of cannabis, but a lesser impact on cultivation and manufacturing operations.  Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the Internal Revenue Service (“IRS”) has subsequently applied Section 280E to state-legal cannabis businesses. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues.  In the states that the Company operates in that align their tax codes with Section 280E, it is also unable to deduct normal business expenses for state tax purposes. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable and a higher effective tax rate than most industries.

SELECTED FINANCIAL INFORMATION

The Company reports results of operations of its subsidiaries from the date that control commences. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The following selected financial information includes only the results of operations after the Company established control of its subsidiaries. Accordingly, the information included below may not be representative of the results of operations if such subsidiaries had included their results of operations for the entire reporting period.

The following table sets forth selected financial information for the periods indicated that was derived from the Company’s condensed interim consolidated financial statements and the respective accompanying notes prepared in accordance with IFRS. The Company has made an immaterial restatement to the initial purchase accounting for the Select acquisition; refer to the heading “Restatement” below for more information.

22

The selected consolidated financial information set out below may not be indicative of the Company’s future performance:

	Three months ended
	March 31,	December 31,	March 31,
	2022	2021	2021
	(As Restated)	(As Restated)	(As Restated)
Revenue	$310,370	$308,677	$260,320
Cost of goods sold	148,288	157,183	131,853
Gross profit before impact of biological assets	162,082	151,494	128,467
Net change in fair value of biological assets	24,174	20,109	12,347
Gross profit	186,256	171,603	140,814
Operating expenses	135,312	136,670	104,716
Other expense, net	(22,347)	(32,649)	(20,208)
Net loss	(14,545)	(37,997)	(14,818)
Loss per share attributable to Curaleaf Holdings, Inc. - basic and diluted	$(0.02)	$(0.04)	$(0.02)

	March 31,	December 31,	March 31,
	2022	2021	2021
	(As Restated)	(As Restated)	(As Restated)
Total assets	$3,549,503	$3,252,835	$2,683,761
Long-term debt	581,975	434,123	335,320
Long-term lease liabilities	321,973	298,281	270,948

KEY QUARTERLY DEVELOPMENTS DURING THE THREE-MONTH PERIOD ENDED MARCH 31, 2022

•	On January 18, 2022, the Company completed the acquisition of Bloom Dispensaries (“Bloom”), a vertically integrated, single state cannabis operator in Arizona. The transaction with Bloom includes four retail dispensaries located in the cities of Phoenix, Tucson, Peoria, and Sedona. Bloom strengthens the Company’s production capabilities in Arizona with the addition of two adjacent cultivation and processing facilities located in north Phoenix totaling approximately 63,500 square feet of space.

•	On January 31, 2022 Curaleaf International Limited, a wholly owned subsidiary of Curaleaf International, acquired 100% of the equity interests of Sapphire Medical Clinics Limited (“Sapphire Medical”), a CQC registered private medical cannabis clinic providing telemedicine and face to face consultations to patients in the United Kingdom (“UK”). The transaction represents a compelling opportunity to enhance the Company’s vertical integration of the business within the UK.

•	The Company acquired or opened 11 new stores and closed the quarter with 128 retail locations, and over 2,200 wholesale partner accounts.

•	On March 10, 2022, the Company launched a solventless Select Live Rosin product in Florida which features an aromatic, pure cannabis flavor created through the Company's live harvesting, flash-freezing and gentle extraction processes that were made possible through the Company’s proprietary water-based extraction process that eliminates the waste and inefficiencies associated with live rosin manufacturing. This scalable technology allows Curaleaf to offer Select Live Rosin vapes and concentrates at a more accessible price point for patients seeking premium, true-to-flower experiences.

•	On January 4, 2022, the Company announced the appointment of Matt Darin as U.S. President. On March 14, 2022, the Company announced the appointment of Neil Davidson as Interim Chief Financial Officer.

RESULTS OF OPERATIONS THREE MONTHS ENDED MARCH 31, 2022 AND 2021 AND THE THREE MONTHS ENDED DECEMBER 31, 2021

The following table summarizes our results of operations for the three months ended March 31, 2022 and 2021 and the three months ended December 31, 2021. The Company has made an immaterial restatement to the initial purchase accounting for the Select acquisition. Adjustments have been made to all of the comparative period financial statements presented herein. Refer to the heading "Restatement" below for more information.

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	Three months ended
	Q1 '22	Q4 '21	Q1 '22 vs	Q1 '22 vs	Q1 '21	Q1 '22 vs	Q1 '22 vs
	March 31,	December 31,	Q4 '21	Q4 '21	March 31,	Q1 '21	Q1 '21
	2022	2021	$ Change	% Change	2021	$ Change	% Change
Revenues:	(As Restated)	(As Restated)			(As Restated)
Retail revenue	$226,109	$225,592	$517	0%	$187,677	$38,432	20%
Wholesale revenue	83,008	82,457	551	1%	72,206	10,802	15%
Management fee income	1,253	628	625	100%	437	816	187%
Total revenues	310,370	308,677	1,693	1%	260,320	50,050	19%
Cost of goods sold	148,288	157,183	(8,895)	(6)%	131,853	16,435	12%
Gross profit before impact of biological assets	162,082	151,494	10,588	7%	128,467	33,615	26%
Realized fair value amounts included in inventory sold	(105,178)	(102,234)	(2,944)	3%	(68,914)	(36,264)	53%
Unrealized fair value gain on growth of biological assets	129,352	122,343	7,009	6%	81,261	48,091	59%
Gross profit	186,256	171,603	14,653	9%	140,814	45,442	32%
Operating expenses	135,312	136,670	(1,358)	(1)%	104,716	30,596	29%
Income from operations	50,944	34,933	16,011	46%	36,098	14,846	41%
Other expense, net	(22,347)	(32,649)	10,302	(32)%	(20,208)	(2,139)	11%
Income (Loss) before provision for income taxes	28,597	2,284	26,313	1,152%	15,890	12,707	80%
Income tax expense	(43,142)	(40,281)	(2,861)	7%	(30,708)	(12,434)	40%
Net loss	(14,545)	(37,997)	23,452	(62)%	(14,818)	273	(2)%
Less: Net income (loss) attributable to redeemable non-controlling interest	(1,772)	(2,512)	740	(29)%	—	(1,772)	100%
Net loss attributable to Curaleaf, Holdings Inc.	$(12,773)	$(35,485)	$22,712	(64)%	$(14,818)	$2,045	(14)%

	Three months ended
	Q1 '22	Q4 '21	Q1 '21	Q1 '22 vs	Q1 '22 vs
	March 31,	December 31,	March 31,	Q4 '21	Q1 '21
	2022	2021	2021	$ Change	$ Change
	(As Restated)	(As Restated)	(As Restated)
Retail revenue	$226,109	$225,592	$187,677	$517	$38,432
Wholesale revenue	83,008	82,457	72,206	551	10,802
Management fee income	1,253	628	437	625	816
Total revenues	310,370	308,677	260,320	1,693	50,050
Cost of goods sold	148,288	157,183	131,853	(8,895)	16,435
Gross profit before impact of biological assets	162,082	151,494	128,467	10,588	33,615
Realized fair value amounts included in inventory sold	(105,178)	(102,234)	(68,914)	(2,944)	(36,264)
Unrealized fair value gain on growth of biological assets	129,352	122,343	81,261	7,009	48,091
Gross profit	$186,256	$171,603	$140,814	$14,653	$45,442
Gross margin	60%	56%	54%	4%	6%
Gross profit before impact of management fee income and biological assets	$160,829	$150,866	$128,030	$9,963	$32,799
Gross margin before impact of management fee income and biological assets	52%	49%	49%	3%	3%
Gross profit before impact of management fee income and after net gain on biological assets	$185,003	$170,975	$140,377	$14,028	$44,626
Gross margin before impact of management fee income and after net gain on biological assets	60%	55%	54%	5%	6%

Comparison of the Three Months ended March 31, 2022 and December 31, 2021

Revenue

Revenue for the three months ended March 31, 2022 was $310.4 million, an increase of $1.7 million or 1% compared to revenue of $308.7 million for the three months ended December 31, 2021. The increase was primarily attributable to the consolidation of the results of Bloom beginning in mid-January 2022.

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Cost of Goods Sold & Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the three months ended March 31, 2022 was $148.3 million, a decrease of $8.9 million or 6% compared to cost of goods sold of $157.2 million for the three months ended December 31, 2021. The decrease in cost of goods sold for the three month period was primarily the result of revenue adjustments on lower margin transactions, which reduced the cost of goods sold more than the reduction in revenue.

Biological asset transformation for the three months ended March 31, 2022 was $24.2 million compared to $20.1 million for the three months ended December 31, 2021. The increase was primarily attributable to an increase in inventory due to increased cultivation activities during the three months ending March 31, 2022 compared to the three months ending December 31, 2021, slightly offset by a decrease in the cost per pound of trim and cost per pound of oil period over period. The increase in cultivation activities was related to increased canopy capacity, increased utilization of the available canopy capacity, as well as increased cultivation yield, made possible by increased efficiency in operations at newly renovated cultivation facilities.

Gross Profit

Gross profit for the three months ended March 31, 2022 was $186 million, or 60% of revenue, compared to $171.0 million or 55% of revenue, for three months ended December 31, 2021. The changes in gross profit are directly attributable to the changes in revenue and cost of goods sold described above.

Comparison of the Three Months ended March 31, 2022 and 2021

Revenue

Revenue was $310.4 million for the three months ended March 31, 2022 compared to $260.3 million for the three months ended March 31, 2021, which represents an increase of $50.1 million or 16%. The increase in retail and wholesale revenue was primarily attributable to organic growth and new store openings in Arizona, Pennsylvania, and Florida, as well as the impact of acquisitions closed subsequent to March 31, 2021, including EMMAC, MCCW, and Los Sueños in 2021 and Bloom in the current quarter.

Cost of Goods Sold & Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the three months ended March 31, 2022 was $148.3 million, an increase of $16.4 million or 12% compared to cost of goods sold of $131.9 million for the three months ended March 31, 2021. The increase was primarily attributable to incremental cultivation and processing costs directly related to the increase in cannabis revenue for the three months ended March 31, 2022.

Biological asset transformation for the three months ended March 31, 2022 was $24.2 million compared to $12.3 million for the three months ended March 31, 2021. The increase was primarily due to multiple cultivation acquisitions that closed subsequent to March 31, 2021.

Gross Profit

Gross profit for the three months ended March 31, 2022 was $186.3 million, or 60% of revenue, compared to $140.8 million, or 54% of revenue, for three months ended March 31, 2021. The changes in gross profit are directly attributable to the changes in revenue and cost of goods sold described above, specifically as related to the reduction of wholesale revenue which is at a lower profit than retail revenue.

25

Total Operating Expenses

	Three months ended			Q1 '22 vs	Q1 '22 vs
	March 31,	December 31,	March 31,	Q4 '21 vs	Q1 '21
	2022	2021	2021	$ Change	$ Change
			(As Restated)
Salaries and benefits	$55,948	$48,760	$41,067	$7,188	$14,881
Sales and marketing	9,426	10,234	10,489	(808)	(1,063)
Rent and occupancy	6,927	7,595	6,905	(668)	22
Travel	1,979	2,682	781	(703)	1,198
Professional fees	9,463	12,663	6,693	(3,200)	2,770
Office supplies and services	5,944	7,468	7,645	(1,524)	(1,701)
Other	10,073	10,855	6,510	(782)	3,563
Total selling, general, and administrative	99,760	100,257	80,090	(497)	19,670
Depreciation and amortization	30,459	27,238	19,719	3,221	10,740
Share-based compensation	5,093	9,175	4,907	(4,082)	186
Total operating expenses	$135,312	$136,670	$104,716	$(1,358)	$30,596

Comparison of the Three Months ended March 31, 2022 and December 31, 2021

Total operating expenses for the three months ended March 31, 2022 were $135.3 million, a decrease of $1.4 million or 1%, compared to $136.7 million for the three months ended December 31, 2021. Operating expenses represented 44% of total revenue in each of the three months ended March 31, 2022 and December 31, 2021 The decrease was due to slight decreases in most categories, led by share-based compensation and professional fees, partially offset by an increase in salaries and benefits as well as depreciation and amortization related to assets acquired in the Bloom acquisition.

Comparison of the Three Months ended March 31, 2022 and 2021

Total operating expenses for the three months ended March 31, 2022 were $135.3 million, an increase of $30.6 million or 29%, compared to $104.7 million for the three months ended March 31, 2021, which represents 44% and 40% of total revenue for the three months ended March 31, 2022 and 2021, respectively. The increase in operating expenses was primarily attributable to the organic and acquisitional growth of the Company during the period between March 31, 2021 and March 31, 2022. The Company expanded the number of retail dispensaries from 102 at March 31, 2021 to 128 at March 31, 2022, which increased the level of support staff necessary to run the expanded operations.

Total Other Expense

	Three Months Ended			Q1 '22 vs	Q1 '22 vs
	March 31,	December 31,	March 31,	Q4 '21	Q1 '21
	2022	2021	2021	$ Change	$ Change
Interest income	$59	$134	$88	$(75)	$(29)
Interest expense	(13,900)	(13,470)	(12,151)	(430)	(1,749)
Interest expense related to lease liabilities	(9,949)	(9,290)	(8,560)	(659)	(1,389)
Impairment of goodwill and other intangible assets	—	(8,901)	—	8,901	—
Gain (loss) on disposal of assets	872	—	13	872	859
Gain (loss) on investment	(248)	(2,807)	—	2,559	(248)
Other income (expense)	819	1,685	402	(866)	417
Total other expense, net	$(22,347)	$(32,649)	$(20,208)	$10,302	$(2,139)

Comparison of the Three Months ended March 31, 2022 and December 31, 2021

Total net other expense for the three months ended March 31, 2022 was $22.3 million, a decrease of $10.3 million, or 32%, compared to $32.6 million, for the three months ended December 31, 2021. The decrease in expense is primarily attributable to an impairment of goodwill and other intangible assets booked in the three months ending December 31, 2021 that did not recur in the three months ending March 31, 2022.

26

Provision for Income Taxes

The Company recorded an income tax expense of $43.1 million for the three months ended March 31, 2022, compared to an income tax expense of $40.3 million for the three months ended December 31, 2021. The increase was mainly the result of certain favorable discrete tax expense items recorded for the three months ended December 31, 2021.

Net Loss

Net loss for the three months ended March 31, 2022 was $14.5 million, an improvement of $23.5 million, or 62%, compared to net loss of $38.0 million for the three months ended December 31, 2021. The decrease in net loss was primarily driven by the decreases in other expense and operating expenses for the three months ended March 31, 2022.

Comparison of the Three Months ended March 31, 2022 and 2021

Total net other expense for the three months ended March 31, 2022, was $22.3 million, an increase of $2.1 million, or 11%, compared to $20.2 million for the three months ended March 31, 2021. The increase is primarily due to the increase in interest expense and interest expense related to lease liabilities. Additional leases began during the three months ended March 31, 2022 due to the acquisitions closed subsequent to March 31, 2021, including EMMAC, MCCW, and Los Sueños in 2021 and Bloom in the current quarter.

Provision for Income Taxes

The Company recorded an income tax expense of $43.1 million for the three months ended March 31, 2022, compared to an income tax expense of $30.7 million for the three months ended March 31, 2021. The increase in income tax expense was mainly a result of increased gross profit in certain of the Company’s subsidiaries that are subjected to the restrictions of Section 280E.

Net Loss

Net loss for the three months ended March 31, 2022 was $14.5 million compared to net loss of $14.8 million for the three months ended March 31, 2021, which represents a decrease in loss of $0.3 million, or 2%. The decrease in net loss was primarily driven by the increase in gross profit, offset by income tax expense and other expense as described above.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

The Company’s primary need for liquidity is to fund working capital requirements of the business, capital expenditures, acquisitions, debt service, and for general corporate purposes. To date the Company’s primary source of liquidity has been from funds generated by financing activities, including the private placement completed in connection with the Company’s Business Combination, the private placement of SVS completed in July 2020, the overnight marketed public offering of SVS completed in January 2021, and the private placement of $475 million aggregate principal amount of Senior Secured Notes – 2026 completed in December 2021. The Company’s ability to fund the Company’s operations, to make planned capital expenditures, to complete planned acquisitions, to make scheduled debt and lease payments, and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond the Company’s control. See the “Financial Instruments and Financial Risk Management” and “Risk Factors” sections of the Company’s Annual MD&A.

As of March 31, 2022, the Company had $242.6 million of cash and cash equivalents and working capital of $538.7 million (current assets minus current liabilities), compared with $299.3 million of cash and cash equivalents and $627.2 million of working capital as of December 31, 2021. The decrease of $88.5 million in the working capital was primarily due to a decrease in cash on hand as well as increases in accounts payable and income tax payable at March 31, 2022 as compared to December 31, 2021.

27

The Company is generating cash from sales and is investing its capital reserves in current operations and new acquisitions that are expected to generate additional earnings in the long term.

The Company expects that its cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet its capital requirements and operational needs for the next 12 months.

Recent Financing Transactions

Senior Secured Notes – 2026

In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021 governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt, and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026.

The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15 and December 15 of each year during the term of the Senior Secured Notes – 2026; the first of which will be June 15, 2022.

The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. Any redemption made before June 15, 2023 will incur a penalty of 8% and a maximum of 35% of the aggregate principal amount of notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025 with a premium of 2%, or June 15, 2025 or after without a premium.

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A copy of the Note Indenture is available on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/shtml.

Cash Flows

The following table summarizes the sources and uses of cash for each of the periods presented:

	Three months ended
	March 31,
	2022	2021
Net cash provided by (used in) operating activities	$57,447	$(5,983)
Net cash used in investing activities	(96,594)	(31,429)
Net cash provided by financing activities	(16,718)	278,461
Net increase in cash and cash equivalents	$(55,865)	$241,049

Operating Activities

During the three months ended March 31, 2022 and 2021, operating activities provided $57.4 million and used $6 million respectively, of cash. For the three months ended March 31, 2022, cash provided by changes in operating assets and liabilities was primarily attributable to an increase in accounts payable and income taxes payable and a decrease in biological assets partially offset by an increase in inventories to support growth in operations. For the three months ended March 31, 2021, cash used in changes in operating assets and liabilities was primarily attributable to an increase in inventories and prepaid expenses, partially offset by an increase in income tax payable.

Investing Activities

During the three months ended March 31, 2022 and 2021, investing activities used $96.6 million and $31.4 million, respectively, of cash. For the three months ended March 31, 2022, cash used in investing activities was primarily attributable to payments for property and equipment, primarily related to the build out of new dispensaries, processing, and cultivation sites with the largest dollars spent in Pennsylvania, New York, New Jersey, and Florida. Additional expenditures were related to the completion of the Bloom and Sapphire acquisitions; the payments were partially offset by cash acquired and consolidated in the acquisitions. For the three months ended March 31, 2021, cash used in investing activities was almost entirely attributable to purchases of property, plant and equipment.

Financing Activities

During the three months ended March 31, 2022 and 2021, financing activities used $16.7 million and provided $278.5 million, respectively, of cash. During the three months ended March 31, 2022, cash used by financing activities was almost exclusively attributable to lease liability payments. During the three months ended March 31, 2021, cash provided by financing activities was primarily attributable to $240.6 million cash received related to the issuance of SVS and $50 million in cash received from a financing agreement, partially offset by $13 million in lease liability payments.

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Contractual Obligations and Commitments

The Company leases space for its offices, cultivation centers, and retail dispensaries. Key future minimum payments as of March 31, 2022 relating to the lease balances are presented below:

Period	Scheduled payments
2022 (remaining nine months)	$44,664
2023	58,265
2024	56,259
2025	54,215
2026	52,870
2027 and thereafter	371,166
Total undiscounted lease liability	637,439
Impact of discount	(290,327)
Lease liability at March 31, 2022	347,112
Less current portion of lease liability	(22,079)
Less long-term lease liabilities transferred to liabilities associated with assets held for sale	(3,060)
Long-term portion of lease liability	$321,973

Real estate leases typically extend for a period of 1–10 years. Some leases for office space include extension options exercisable up to one year before the end of the cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial contract term and is at the option of the Company as the lessee. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company leases machinery and equipment but does not purchase or guarantee the value of leased assets. The Company considers these assets to be of low-value or short-term in nature and therefore no right-of-use assets (“ROU assets”) and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the three months ended March 31, 2022 and 2021 were immaterial.

Amounts in the table below reflect the contractually required principal and interest payments payable under promissory note agreements and other long-term debt. The various borrowings bear interest at rates up to 8% per annum:

Period	Amount
2022 (remaining nine months)	$1,989
2023	50,000
2024	50,000
2025	60,000
2026	475,000
2027 and thereafter	6,402
Total future debt obligations	$643,391

SUMMARY OF QUARTERLY RESULTS

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
	(As Restated)	(As Restated)	(As Restated)	(As Restated)	(As Restated)	(As Restated)	(As Restated)	(As Restated)
Revenue	$310,370	$308,677	$315,700	$311,293	$260,320	$230,253	$182,408	$117,480
Cost of goods sold	148,288	157,183	171,579	156,967	131,853	119,658	90,633	56,844
Net change in fair value of biological assets	24,174	20,109	37,825	29,257	12,347	14,867	24,008	20,591
Gross profit	186,256	171,603	181,946	183,583	140,814	125,462	115,783	81,227
Operating expenses	135,312	136,670	140,353	130,216	104,716	102,449	97,025	57,149
Other expense, net	(22,347)	(32,649)	(38,955)	(19,026)	(20,208)	(17,893)	(6,557)	(9,993)
Net loss	(14,545)	(37,997)	(57,675)	(8,283)	(14,818)	(36,902)	(6,544)	551
Less: Net income (loss) attributable to redeemable non-controlling interest	(1,772)	(2,512)	(2,363)	(2,524)	—	165	412	193
Net loss attributable to Curaleaf Holdings, Inc.	(12,773)	(35,485)	(55,312)	(5,759)	(14,818)	(37,067)	(6,956)	358
Loss per share - basic and diluted	$(0.02)	$(0.05)	$(0.08)	$(0.01)	$(0.02)	$(0.06)	$(0.01)	$0.00
Weighted average common shares outstanding - basic and diluted	708,897,273	707,450,310	703,545,262	701,668,932	682,041,420	660,398,593	625,228,556	533,192,806

Adjustments have been made to all of the comparative period financial statements presented herein. Refer to the heading "Restatement" below for more information. The above results were significantly impacted by the acquisitions which occurred in each quarter, as well as organic growth.

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During the year ending December 31, 2020, the Company completed the following acquisitions:

(i)	Q1 2020: Select, Arrow Alternative Care, Inc., and Remedy Compassion Center;

(ii)	Q2 2020: Virginia’s Kitchen, LLC d/b/a Blue Kudu, Curaleaf NJ, Inc., and Primary Organic Therapy, Inc;

(iii)	Q3 2020: Grassroots, PalliaTech Florida LLC; and

(iv)	Q4 2020 Alternative Therapies Group, Inc.

During the year ended December 31, 2021, the Company completed the following acquisitions:

(i)	Q2 2021: EMMAC and Maryland Compassionate Care and Wellness, LLC;

(ii)	Q3 2021: Ohio Grown Therapies, LLC; and

(iii)	Q4 2021: Los Sueños.

During Q1 2022, the Company completed the following acquisitions:

(i)	Bloom Dispensaries; and

(ii)	Sapphire Medical Clinics Limited.

Each successive acquisition, in combination with organic growth, resulted in higher revenues period-over-period; however, as previously discussed, during Q1 2022, acquisitional growth did not outpace the reduction in wholesale revenue.

OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2022, the Company did not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company incurred the following transactions with related parties during the three months ended March 31, 2022 and 2021.

	Related party transactions		Balance receivable (payable)
	Three months ended		Balances as of
	March 31,		March 31,	December 31,
Transaction	2022	2021	2022	2021
Consulting fees (1)	542	1,349	—	—
Travel and reimbursement (2)	297	—	—	—
Rent expense reimbursement (3)	(42)	(13)	—	—
Equipment purchases (4)	—	1,426	—	—
Senior Secured Notes - 2026 (5)	231	—	(10,000)	—
Promissory Note - 2024 (5)	—	325	—	(10,000)
	$1,028	$3,087	$(10,000)	$(10,000)

(1) Consulting fees relate to for real estate management and general advisory services provided by Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member, as well as Measure 8 Venture Management, LLC, an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”). There are on-going contractual commitments related to these transactions. The total consulting fees paid to Measure 8 were $0.5 million for the three months ending March 31, 2022 and $1.3 million in the three months ending March 31, 2021. The total consulting fees paid to Frontline Real Estate Partners, LLC were $0.1 million for the three months ending March 31, 2022 and $0.1 million in the three months ending March 31, 2021.

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(2) Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.

(3) The Company recognized a rent expense credit for a sublease between Curaleaf NY LLC and Measure 8 and rent expense for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mr. Kahn. Both arrangements represent on-going contractual commitments based on executed leases.

(4) The Company purchased hemp processing equipment from Sentia Wellness. Sentia Wellness is a Cannabidiol company that was formerly associated with Select, prior to the acquisition by Curaleaf. Mr. Jordan and Cameron Forni, former Select President, have interests in Sentia Wellness.

(5) Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest held $10 million of the total $475 million of Senior Secured Notes – 2026. The Company recognized interest expense related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. The Promissory Note – 2024 previously held by Baldwin Holdings, LLC, was exchanged for Senior Secured Notes – 2026 as part of the private placement of Senior Secured Notes – 2026 completed by the Company in December 2021. As a result of this exchange, the Company repaid the notes, including interest and prepayment penalty. For the three months ended March 31, 2021, the Company recognized interest expense under the Promissory Note – 2024. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the three months ended March 31, 2022 and 2021 are as follows:

	Three months ended
	March 31,
Key management personnel compensation	2022	2021
Short-term employee benefits	$2,529	$900
Other long-term benefits	11	10
Share-based payments	1,692	2,358
	$4,232	$3,268

CHANGES IN OR ADOPTION OF ACCOUNTING PRACTICES

The Company has implemented all applicable IFRS standards recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

The following is a brief summary of the new standards issued but not yet effective:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-Current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

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Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In May 2021, the IASB published Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“Amendments to IAS 12”). The Amendments to IAS 12 clarify how companies account for deferred tax on transactions such as leases and de-commissioning obligations. The main change in this amendment is that the initial recognition exemption in IAS 12.15(b) and IAS 12.24 is clarified to not be applicable to transactions in which both deductible and taxable temporary differences arise on initial recognition that result in the recognition of equal deferred tax assets and liabilities. The Amendments to IAS 12 are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The preparation of the Company’s Interim Financial Statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the Interim Financial Statements are described below and are the same as those that applied to the Annual Financial Statements.

Biological assets

Biological assets are dependent upon estimates of future economic benefits as a result of past events to determine the fair value through an exercise of significant judgment by the Company. In estimating the fair value of biological assets, the Company uses observable market data to the extent it is available. The Company uses the average selling price per gram in the market in which the biological assets are produced to determine fair value. The Company reevaluates market prices on a quarterly basis in order to ensure biological assets are measured at the most relevant fair value.

Business combinations

In a business combination, all identifiable assets, liabilities, and contingent liabilities acquired are recorded at their fair values. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process, and whether the acquired set has the ability to produce outputs.

One of the most significant estimates relates to the determination of the fair value of assets and liabilities of the acquiree. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in the consolidated statements of profits or losses at the date of acquisition. Transaction costs are expensed as incurred, except if related to the issuance of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the consolidated statements of profits or losses. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 – Financial Instruments with the corresponding gain or loss being recognized in the consolidated statements of profits or losses. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

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The Company utilizes the guidance prescribed by Amendments to IFRS 3 – Business Combinations (the “IFRS 3 Amendment”). The IFRS 3 Amendment changes the definition of a business and allows entities to use a concentration test to determine if transactions should be accounted for as a business combination or an asset acquisition. Under the optional concentration test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business and the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 85% or above, the transaction is generally accounted for as an asset acquisition.

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields, and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU” or “CGUs”) which are expected to benefit from the synergies of the combination. In determining its CGUs, the Company has completed an internal analysis to identify the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Given the nature of the Company’s business, management generally identifies CGUs based on jurisdiction and the Select brand.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with IAS 36. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. The Company performs the analysis on a CGU level using a discounted cash flow method. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess of impairment amount is allocated to the carrying amount of assets in the CGU. Any goodwill impairment loss is recognized in the consolidated statements of profits or losses in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Assets held for sale

The Company classifies assets held for sale in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations (“IFRS 5”). When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell (“FVLCTS”) unless the asset held for sale meets the exceptions as denoted by IFRS 5. FVLCTS is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 7 – Assets and liabilities held for sale).

NCI and NCI Redemption Liability

NCI represents equity interests in the Company’s subsidiaries that are owned by parties that are not shareholders of Curaleaf Holdings, Inc. The share of net assets attributable to NCI is presented as a component of equity. The NCI’s share of net income or loss is recognized directly in equity. Changes in the Company’s ownership interest that do not result in a loss of control are accounted for as equity transactions. Certain NCIs are subject to put/call rights which are recorded as a financial liability at the present value of the redemption amount, with subsequent changes in fair value recognized in equity within the redeemable NCI line item.

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COVID-19 estimation uncertainty

The Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business. The duration of the business disruptions and related financial impact cannot reasonably be estimated at this time. In addition, it is possible that estimates in the Interim Financial Statements will change in the near term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets, intangibles assets, and goodwill. Most specifically, the sudden emergence of the Omicron variant in November 2021 resulted in significant travel and other restrictions being reimposed in several jurisdictions and in reduced retail traffic globally. Future developments on COVID-19 are highly uncertain and out of the Company’s control. Prolonged disruptions due to the pandemic, including the emergence of new COVID-19 variants or mutations, delays in the global vaccination rollout and potential declines in vaccine efficacy, may negatively impact our operations and result in temporary closures of our retail stores, lower retail store traffic, and staff shortages.

RESTATEMENT

Restatement relating to purchase accounting for the Select Acquisition

During the period ended December 31, 2021, management discovered an error related to purchase accounting that was identified subsequent to the measurement period for the Select acquisition. The Company purchased Select for its brand recognition in order to position the Company for its next phase of growth in the wholesale and recreational cannabis markets. Management determined that the Company’s initial identification and measurement of licenses and service agreements as the primary intangible assets acquired was not reflective of the purpose of the acquisition, and therefore updated purchase accounting to reflect the Select tradename as the primary asset acquired. The restatement resulted in an overall decrease in the value of intangible assets identified, which in turn also resulted in a decrease in the related deferred tax liability and amortization expense. The reduction in the consideration transferred allocated to intangible assets and deferred tax liability resulted in a net increase to goodwill, while the decrease in amortization expense increased pre-tax book income which resulted in an increase in tax expense (see adjustments below). As the discovery was made outside of the acquisition measurement period, in accordance with IFRS 3, the Company considered this change as an error related to the allocation of purchase consideration, and retrospectively updated purchase accounting to identify, distinguish, and revalue the separately identifiable intangible assets acquired in accordance with IAS 38.

Adjustments have been retrospectively made to the comparative period for the three months ended March 31, 2021. The financial statements for the periods as of and ended between March 31, 2020 and September 30, 2021 were not adjusted and refiled at the time of discovery of the error, rather the comparative period as of and for the year ended December 31, 2020 was corrected with the filing of the Company’s annual audited consolidated financial statements for the period ended December 31, 2021 filed on March 7, 2022 and available under the Company’s profile at www.sedar.com. The comparative period as of and for the three months ending March 31, 2021 has been corrected herein, and the periods as of and ending June 31, 2021 and September 30, 2021 will be corrected with the filing of each respective 2022 Interim Financial Statements.

Number of Share Options & RSUs

During the period ended December 31, 2021, management determined that prior period financial statements needed to be restated to correct an error related to disclosures around the number of share options and RSUs forfeited, expired, and outstanding as of March 31, 2021.

Adjustments have been retrospectively made to the comparative period as of and for the three months ended March 31, 2021, to reflect mandatory disclosures associated with the reconciliation of share options and RSUs. Refer to Note 13 – Share-based payment arrangements of these Interim Financial Statements for disclosures that reflect these adjustments. The correction of this error did not result in any changes to the Company’s consolidated statements of financial position, consolidated statements of profits and losses and other comprehensive loss, or consolidated statements of cash flows.

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Restatement relating to revenue recognition

During the period ended December 31, 2022, the Company, on the recommendation of the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), conducted a review of certain purchases and sales of products through the Company’s wholesale channel. Further to this review, the Company has determined to make certain adjustments to the revenue figures previously reported in the Interim Financial Statements for the three months ending March 31, 2022.

The adjustments resulted in reductions in revenue as well as adjustments to the related cost of goods sold, inventory, accounts receivable, and related flow-through impacts to gross profit, net income, and other items for the three months ended March 31, 2022 and the comparative periods in 2021.

Refer to Note 22 – Restatement in the unaudited condensed interim consolidated financial statements of the Company to which this MD&A relates for additional information on the effects of the restatements on the consolidated financial statements as of and for the three months ended March 31, 2022 and 2021.

SUMMARY OF OUTSTANDING SHARE DATA

The Company had the following securities issued and outstanding as of May 9, 2022:

Number of
Securities	Shares
Issue and Outstanding
Multiple Voting Shares	93,970,705
Subordinate Voting Shares	616,000,222
Restricted Share Units	3,598,487
Stock Options	24,886,154

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt and redeemable non-controlling interest contingency. The fair values of cash, restricted cash, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximates fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually as of December 31, for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

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Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at March 31, 2022 and 2021 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the consolidated statements of financial position are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance credit losses when management determines that the account may not be fully collectible. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company. The notes bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15 and December 15 of each year during the term of the notes; the first of which will be June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes are each $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum. Interest payments are due quarterly, with the first payment on each during the three months ended March 31, 2022.

The final promissory note is a convertible promissory note with a principal amount of $60 million, which matures in January 2025 and bears interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third promissory note may be paid by the Company issuing SVS at maturity. All three notes may be prepaid without penalty.

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity. For more information, see Note 2 – Basis of presentation, COVID-19 estimation uncertainty.

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Market Risk

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of March 31, 2022 and 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect profit or loss.

REGULATORY ENVIRONMENT: ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS

In accordance with Staff Notice 51-352, below is a discussion of the current federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the cannabis industry.

In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations will be promptly disclosed by the Company.

The Company derives its revenues from the cannabis industry in certain states of the U.S., and the industry is illegal under U.S. federal law.

The Company is involved (through its licensed subsidiaries) in the cannabis industry in the U.S. where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, , sale and distribution of cannabis and hold licenses in the adult-use and/or medicinal cannabis marketplace in the states of Arizona, Arkansas, California, Colorado, Connecticut, Florida, Illinois, Kentucky (hemp only), Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Utah, and Vermont; and have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is indirectly involved (through management services which include the use of the “Curaleaf” brand and retail and cultivation and production operations, human resources, finance and accounting, marketing, sales, legal and compliance support services) in both the adult-use and medical cannabis industry in the states of Maine and Arkansas.

The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities

As of the date of this MD&A, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities is nearly 100%.

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Readers are cautioned that the foregoing financial information, though extracted from the Company’s financial systems that supports its annual consolidated financial statements, has not been audited in its presentation format and accordingly is not in compliance with IFRS based on consolidation principles.

U.S. Federal Overview

The Controlled Substance Act

The U.S. federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp containing less than ..3% (on a dry weight basis) of the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the federal Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients, and others. As evidence of this, the federal Food and Drug Administration (“FDA”) on June 25, 2018, approved Epidiolex an oral solution with an active ingredient, cannabidiol (CBD), that is derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. CBD is a chemical component of cannabis that does not contain the intoxication properties of tetrahydrocannabinol (“THC”), the primary psychoactive component of cannabis2. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered3.

The federal position is also not necessarily consistent with democratic approval of cannabis at the state government level in the U.S. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, cannabis is largely regulated at the state and local level in the U.S. State laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and State law, federal law shall apply.

Nonetheless, 44 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized some form of cannabis for medical use, while 19 states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. As more and more states legalized medical and/or adult-use cannabis, the federal government attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.

121 U.S.C. 812(b)(1).

2Cannabis containing THC is more commonly referred to in state laws and regulations as marijuana. Unless otherwise noted herein, we use cannabis and marijuana interchangeably.

3See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

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Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”)4. The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions are responsible for establishing enforcement priorities for their respective offices. For instance, Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office's cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances. One of those U.S. Attorneys, Greg Scott, the Interim U.S. Attorney for the Eastern District of California, has a history of prosecuting medical cannabis activity: his office published a statement that cannabis remains illegal under federal law, and that his office would “evaluate violations of those laws in accordance with our district’s federal law enforcement priorities and resources”.

Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he did not feel that enforcement of the federal cannabis prohibition against state-licensed business would not be a priority target of Department of Justice resources, no formal enforcement policy has been issued to date. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:

1.	Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;

2.	Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);

3.	Implement policies and procedures to ensure that cannabis products are not distributed to minors;

4.	Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;

5.	Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;

6.	Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and

7.	Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring”.

4See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

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One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the "Rohrabacher-Farr" Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this MD&A as “Rohrabacher-Farr Amendment”). In 2021, President Biden became the first president to propose a budget with the Rohrabacher-Farr Amendment included. On March 15, 2022, the amendment was renewed through the signing of the fiscal year 2022 omnibus spending bill, effective through September 30, 2022.

Nevertheless, for the time being, cannabis remains a Schedule I controlled substance at the federal level. The federal government of the U.S. has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.

There is a growing consensus among cannabis businesses and numerous members of Congress that prosecutorial discretion is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. The Company has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. In light of all this, it is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.

The most comprehensive proposal for reform of federal legislation on cannabis was introduced on July 14, 2021, by Senate Majority Leader Chuck Schumer (D-NY) along with Cory Booker (D-NJ), and Ron Wyden (D-OR) when they released draft legislation titled the Cannabis Administration and Opportunity Act (the “CAOA”). The CAOA removes cannabis from Schedule 1 of the CSA, which would permit its decriminalization and allow the expungement of federal non-violent cannabis crimes. The CAOA would impose a federal tax on cannabis of 10% in its first year of enactment, eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.

The CAOA enshrines the current State cannabis licensing regimes but introduces additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the U.S. Drug Enforcement Agency (DEA) to the Alcohol and Tobacco Tax and Trade Bureau (TTB), the Bureau of Alcohol Tobacco Firearms and Explosives (ATF).

The publication of the CAOA by Democratic congressional leaders represents a significant milestone in the move toward federal legalization of cannabis. While the CAOA indicates that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section 280e tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability, and reduced cost, of capital.

At the time of the CAOA announcement, Senator Schumer indicated such a bill currently does not have sufficient support in the Congress to pass. Although he originally targeted Spring 2022 for passage of legislation based on the CAOA draft, he is now targeting formal introduction of a revised draft of the CAOA in the Senate for April 2022, and the contents of such revised draft have not yet been disclosed. Therefore, it is unclear whether provisions in the CAOA that are favorable to the cannabis industry, such as preserving the current state regulatory system, will remain in any final legislation. In addition, the CAOA lacks clarity regarding the transition of cannabis control from the DEA to TTB and the FDA, which presents the risk that existing operators may face a period of regulatory uncertain if legislation similar to the CAOA is enacted. Such uncertainty may impede growth of, and investment in, incumbent cannabis businesses, while exposing them to increased competition from the illicit market.

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Another bill, the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, proposed in the House of Representatives would decriminalize and de-schedule cannabis from the CSA, provide for reinvestment in certain persons adversely impacted by the “War on Drugs,” and provide for expungement of certain cannabis offenses, among other things. On November 20, 2019, the U.S. House of Representatives Judiciary Committee voted to advance the bill to the full House. Although the House of Representatives voted to pass the MORE Act on December 4, 2020, it failed to pass in the Senate prior to the end of the 2020 legislative session.

There can be no assurance that the CAOA, the MORE Act or similar comprehensive legislation that would de-schedule cannabis and de-criminalize will be passed in the near future or at all. If such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company’s subsidiaries operate or that such legislation will otherwise be favorable the Company and its business.

Money Laundering Laws

Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve's money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

1.	Verifying with the appropriate state authorities whether the business is duly licensed and registered;

2.	Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

3.	Requesting from state licensing and enforcement authorities available information about the business and related parties;

4.	Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);

5.	Ongoing monitoring of publicly available sources for adverse information about the business and related parties;

6.	Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and

7.	Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

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Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks' willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.

The few state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these state-charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.

The former Secretary of the U.S. Department of the Treasury, Steven Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance.5 The new Secretary of the Treasury, Janet Yellen, has not yet articulated an official Treasury Department position with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

In the absence of comprehensive reform of federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. On May 11, 2020, the U.S. House of Representatives introduced the Health and Economic Recovery Omnibus Emergency Solutions Act (the “HEROES Act”), an economic stimulus package which included the language of the SAFE Banking Act. On September 28, 2020, the House introduced a revised version of the HEROES Act, including the text of the SAFE Banking Act for a second time. The revised bill was passed by the House of Representatives on October 1, 2020, before going to the Senate. On December 21, 2020, Congress reached a deal for a different $900,000,000 stimulus package. On September 23, 2021, a form of the SAFE Banking Act was approved by the House as part of the National Defense Authorization Act (the “NDAA”) for the fiscal year 2022. While the Safe Banking Act provision were removed from the NDAA in its final form, the passage in this form in the House with 90 Republican House members voting in favor shows increasing bi-partisan support for resolution of the banking issues faced by the industry. While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company's ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Federal Taxation of Cannabis Businesses

An additional challenge to cannabis-related businesses is that the provisions of the Internal Revenue Code Section 280E are being applied by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. Therefore, businesses in the state-legal cannabis industry are subject to higher effective tax rates and thus may be less profitable than they would otherwise be.

5Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks, available at https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants-marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7), available at http://www.scotsmanguide.com/News/2018/02/Mnuchin--Treasury-is-reviewing-cannabis-policies/.

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Reform of Federal Legislation on Industrial Hemp

On December 20, 2018, former President Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the “2018 Farm Bill”) into law.6 Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.

To date, three different hemp seed-derived ingredients have received Generally Recognized As Safe (“GRAS”) notices from the FDA: hulled hemp seed, hemp seed protein powder, and hemp seed oil. The hemp seed-derived ingredients that are the subject of these GRAS notices contain only trace amounts of THC and CBD, which the seeds may pick up during harvesting and processing when they are in contact with other parts of the plant. Aside from these three hemp seed ingredients, no other cannabis or cannabis-derived ingredients, including ingredients sourced from hemp, have been the subject of a food additive petition, an evaluated GRAS notification, or have otherwise been approved for use in food by the FDA. The FDA's current stated position is that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act to introduce into interstate commerce a food to which CBD or THC has been added, or to market a product containing these ingredients as a dietary supplement.7

The results of the 2020 Presidential and Congressional elections may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the SAFE Banking Act and the MORE Act, as well as potential executive action to clarify federal policy toward the industry, although it is uncertain whether and in what manner any such federal changes will occur. On a federal level, President Joseph R. Biden campaigned on a platform that included cannabis decriminalization. Democrats, who are generally more supportive of federal cannabis reform than Republicans, maintained their majority in the House of Representatives, although at a smaller margin than initially expected, and have gained sufficient seats in the Senate to achieve control.

On a state level, the November 2020 elections included multiple initiatives on state ballots regarding cannabis, all of which passed. In Arizona and New Jersey, two markets where the Company already has medical operations described herein, adult-use cannabis ballot initiatives passed. Similarly, adult-use passed in Montana, medical use passed in Mississippi, and both adult-use and medical use passed in South Dakota. Barring any further legal challenges, these states are expected to adopt governing rules and regulations to expand their cannabis programs accordingly.

Application of Immigration Laws

U.S. Customs and Border Protection (“CBP”) enforces the laws of the U.S. Crossing the border while in violation of the CSA and other related U.S. federal laws may result in denied admission, seizures, fines, and apprehension. CBP officers administer the U.S. Immigration and Nationality Act to determine the admissibility of travelers who are non-U.S. citizens into the U.S. An investment in the Company, if it became known to CBP, could have an impact on a non-U.S. citizen’s admissibility into the U.S. and could lead to a lifetime ban on admission.

6H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.

7Notably, to date the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions

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Service Providers

As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

Ability to Access Capital

Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.

The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

If additional funds are raised through further issuances of equity or convertible debt securities, existing Company Shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.

Heightened Scrutiny by Regulatory Authorities

For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions, in addition to those described herein.

Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition, and results of operations. See “Risk Factors” section of this MD&A.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture, and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See “Risk Factors” section of this MD&A. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.

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Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada's central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS are listed on a stock exchange, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange. Curaleaf has obtained eligibility with the Depository Trust Company (“DTC”) for its SVS quotation on the OTCQX® Best Market and such eligibility provides another possible avenue to clear the SVS in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities of issuers with cannabis-related activities in the U.S. would similarly have a material adverse effect on the ability of holders of the SVS to make and settle trades.

Compliance and Monitoring

As of the date of this MD&A, the Company believes that each of its licensed operating entities (a) holds all applicable licenses to cultivate, manufacture, possess, and/or distribute cannabis in each respective state, and (b) is in good standing and in material compliance with each respective state’s cannabis regulatory program. The Company’s subsidiaries in Florida and Oregon have been cited for regulatory non-compliance by the respective state cannabis regulator, which citations may result in immaterial fines and, in the case of Oregon, temporary suspension of one of its processing licenses in the state. The Company believes that neither regulatory action will have a material impact on its operations in either state. Otherwise, the Company is in material compliance with its obligations under state laws related to its cannabis cultivation, processing and dispensary licenses, other than minor violations that would not result in a material fine, suspension or revocation of any relevant license.

The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in every state we operate through our compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.

The compliance department consists of our Chief Compliance Officer (“CCO”), James Shorris, as well as regional and state-level compliance officers. Each compliance officer is charged with knowing the local regulatory process in the state or states for which he or she is responsible and for monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments to the Company’s CCO through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CCO works with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.

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The government relations department, consisting of Senior Vice President, Ed Conklin, and two vice presidents, works closely with Curaleaf management to develop relationships with local and state regulators, industry groups, and elected officials in order to effectively monitor and engage in the regulatory and legislative processes. The Company’s Government Relations Department develops strategies, engages legislative consultants, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which it can be successful.

Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the U.S., strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives 100% of its revenues from the cannabis industry in certain states, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk.

In addition to the above disclosure, please see “Risk Factors” for further risk factors associated with the operations of the Company and the Company.

RISK FACTORS

The Company’s results of operations, business prospects, financial positions, and achievement of strategic plans are subject to a number of risks and uncertainties and are affected by a number of factors which could have a material adverse effect on the Company’s business, financial condition, or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the SVS. Other than as stated herein, the Company’s risks and uncertainties have not materially changed from those described in the “Risk Factors” section of the Company’s annual management’s discussion and analysis for the year ended December 31, 2021 filed on SEDAR on March 7, 2022 and the Company’s annual information form for the year ended December 31, 2021 filed on SEDAR on March 9, 2022. These documents can be found under the Company’s profile at www.sedar.com.

Hemp-Derived THC Products

There has been a proliferation of companies selling THC-containing consumer products (some coupled with CBD ingredients and some without) that are distributed outside existing State sanctioned medical and adult use marijuana programs. These products, which contain Delta-9 or other tetrahydrocannabinols such as Delta-8, are held out as being derived from hemp that meets the 2018 Federal Farm Bill requirements for excluding cannabis hemp from the Controlled Substances Act, namely that the hemp product contains no more than .3% total THC by dry weight. Within these limits, these products may still contain THC in significant levels: as an example, a typical edible ‘gummy’ product weighing a total of 6 grams could contain up to 18 mg of THC in a serving while still remaining within the Farm Bill .3% limit. Many State sanctioned marijuana programs currently allow THC content of up 10 mg per serving. Further, those marketing these products currently can do so outside the state regulated marijuana markets and thus are not subject to the regulatory restrictions of State marijuana programs nor are they subject to state marijuana taxes, factors that may give these competitors a commercial advantage over those companies that operate and distribute THC containing products solely in accord with existing State regulated programs. The growth of the market for intoxicating, hemp-derived THC products outside the State-regulated system may become a source of significant competition to the Company, although the Company has not assessed, and finds it difficult to assess, the impact of such competition at this time.

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